Pioneering Medicines for a Better Life®

Rx

Prescription for Success

Kos Pharmaceuticals, Inc.

2004 Annual Report

Our Mission

Kos is committed to being a leading provider of specialty pharmaceuticals.
Our Company will improve human health and quality of life through
our innovation in drug-delivery systems, product development and commercialization.
The Kos culture, rich in spirit, fosters peak performance for the benefit of patients,
healthcare practitioners, customers, shareholders and employees.

Revenue
(in millions)


$500
400
300
200
100
0
'00
'01
'02
'03
'04

Revenue Composition
(in millions)


$500
400
300
200
100
0
'00
'01
'02
'03
'04
Azmacort
Advicor
Niaspan

Net Income/(Loss)
(in millions)


$150
120
90
60
30
0
-30
-60
'00
'01*
'02
'03
'04

**Excludes effect of a $45 million settlement received from Bristol Myers Squibb Company*

Earnings/(Loss) Per Share
(in dollars)


$3.50
3.00
2.50
2.00
1.50
1.00
0.50
0
-0.50
-1.00
-1.50
-2.00
-2.50
'00
'01*
'02
'03
'04

**Excludes effect of a $45 million settlement received from Bristol Myers Squibb Company*

Cash From/(Used in) Operations
(in millions)


$200
150
100
50
0
-50
'00
'01*
'02
'03
'04

**Excludes effect of a $45 million settlement received from Bristol Myers Squibb Company*

Rx FOR: Rapid and Sustainable Financial Growth

Kos generated $497 million in revenue for the year, a $203 million increase from the $294 million generated in 2003 and the largest increase in the Company's history.

To Our Fellow Shareholders:

Since Kos was founded in 1988, our vision has been to create a successful and fully integrated specialty pharmaceutical company—a cohesive organization capable of internally developing, manufacturing and marketing innovative medicines for the treatment of chronic diseases with high unmet need. Today, we have realized this vision by leveraging the investments made in our infrastructure to generate dramatic gains on both the top and bottom lines, thus turning Kos into ***one of the fastest growing specialty pharmaceutical companies in the United States in 2004.***

We achieved this status as a direct result of continuing to accomplish or exceed our financial and operating objectives with a strong focus on peak performance and excellence in execution. In fact, 2004 stands out as one of the most exciting years in Kos' history. During the year, we:

- grew absolute revenue in excess of $200 million from 2003 to $497 million
- increased revenue an impressive 69%, maintaining a similar growth to 2003
- more than doubled net income from 2003
- generated nearly $200 million in cash from operations, the most in the Company's history
- acquired *Azmacort®*, a product already highly accretive in its first year and generating high levels of positive cash flow
- expanded the availability of our cholesterol franchise around the world
- progressed and enhanced our R&D pipeline and strengthened our intellectual property portfolio
- increased our employee base and sales force and maintained a low, below-industry turnover rate

The October 2004 edition of *Pharmaceutical Executive Magazine* described Kos as "a kind of clinical trial for an important business model". Indeed, during this "trial", we have maintained a consistent focus on building every aspect of our business. And much like a well-formulated medicine, this discipline has proven its value by yielding impressive financial results, a differentiated product portfolio, a robust research and development pipeline and a track record of highly successful partnerships. Collectively, these results present convincing evidence that our fully integrated business model is working. Moreover, they demonstrate to the marketplace what we have known for some time—namely, that Kos has found a ***prescription for success in pioneering medicines for a better life.***

Rapid and Sustainable Financial Growth

Chief among our 2004 accomplishments was the fact that we posted our second consecutive full year of operating profitability, putting Kos in its strongest financial position. Our 2004 revenue grew 69% to $497 million, our net income surged 140% to a record $142 million and our earnings per share rose to $3.13, an increase of 105%. We also continued to demonstrate our fiscal responsibility by exercising tight control of expenses and making prudent, measured investments across all areas of the business, in particular research and development, sales and marketing and technical operations. Such measured investments contributed to continued gains in efficiencies,

℞ FOR: Excellence in Product Commercialization

The company generated a remarkable $196 million in cash from operations, or $276 million since its cash breakeven point about 30 months ago.

with overall gross margins of 93% during the last quarter of 2004, and sustained quarterly improvements in operating margins reaching a record 35% at year-end. In fact, during 2004, operating margins more than doubled in absolute dollars (excluding one-time charges), demonstrating the dramatic leverage we were able to extract from our fully integrated business model.

With respect to the ever-important measure of cash flow, the Company generated a remarkable $196 million in cash from operations, representing a 253% increase from 2003, enabling us to close the year with a cash balance of $259 million. Since the Company reached the cash breakeven point only 2½ years ago, we have generated $276 million in cash from operations. This currency affords us the opportunity to pursue many of our strategic initiatives, such as self-funding the acquisition of other products, broadening our portfolio through investments in new research and development and through the sponsored research alliances we established in the area of HDL-C (the "good" cholesterol). Lastly, in 2004, we reduced debt by 37% to $19 million, the lowest level in six years.

We also continued to leverage our marketing agreement with Merck KGaA, securing approvals to market *Niaspan*® in major European countries, resulting in $5 million in milestone payments to the Company. As Merck KGaA ramps up the marketing of *Niaspan* in the approved countries in the coming years, we expect to start to reap the financial benefits through royalty payments. We also successfully defended our *Advicor*® trademark in our litigation against Andrx Laboratories, Inc. (Andrx) for trademark infringement, prompting Andrx to cease using the Altocor trademark for its cholesterol product and resulting in a $6 million settlement payment from Andrx to Kos.

While we were delighted with our financial and operational achievements in 2004, we were disappointed that our stock price did not fully reflect the exemplary operating performance. Obviously, the ongoing patent litigation with Barr Laboratories, Inc. (Barr) relating to *Niaspan* continued to weigh on the stock; however, strategically and financially sound transactions, like the acquisition of *Azmacort*, will broaden the overall revenue contribution for the Company. Moreover, the patent portfolio for our *Niaspan* franchise increased to six patents, compared with the two we had at the beginning of the litigation.

Excellence in Product Commercialization

Our products fulfill a critical and growing area of unmet need. The American Heart Association (AHA) published revised data that shows that 70 million Americans have cardiovascular disease (CVD), almost 1 million people died of the disease in 2002 and the related cost was over $393 billion. CVD accounted for 38% of all deaths, or 1 of every 2.6 deaths in the United States. Since 1900, CVD has been the number-one killer in the United States every year but 1918, and CVD claims more lives than the next five leading causes of death combined. One of the key factors in avoiding and treating CVD is to manage all four of the major lipid parameters, LDL-C (the "bad" cholesterol), HDL-C, triglycerides and lipoprotein (a) [Lp(a)] (the "really bad" cholesterol).



Much like a well-formulated medicine, consistent focus on building our business has resulted in impressive financial results, a differentiated product portfolio, a robust research and development pipeline and a track record of highly successful partnerships.



Niaspan is the most effective, patient-friendly HDL-C drug on the market and significantly raises HDL-C nearly 30%, while significantly lowering triglycerides and Lp(a)...the "really bad" cholesterol.



Rx FOR: Excellence in Product Commercialization

NIASPAN niacin EXTENDED-RELEASE TABLETS *revenue increased 42% to a record* ***$321*** *million while* Advicor NIACIN EXTENDED-RELEASE/LOVASTATIN TABLETS *sales increased 60% to* ***$108*** *million.*

Niaspan (niacin extended-release tablets) remains the most potent, patient-friendly HDL-C drug on the market and significantly raises HDL-C by nearly 30%. *Niaspan* also significantly lowers triglycerides and Lp(a). This proprietary niacin formulation is the only once-daily prescription niacin therapy approved by the United States Food and Drug Administration (FDA) to treat lipid disorders.

Advicor (a single tablet combination of *Niaspan* and lovastatin) gives doctors a convenient and safe option for the treatment of mixed dyslipidemia and is the first dual-component tablet medication that targets all four major lipid parameters [LDL-C, HDL-C, triglycerides and Lp(a).] This therapy has become increasingly important as new research demonstrates that merely having low LDL-C is not enough to decrease the potential for a coronary event or to treat heart disease. Lowering LDL-C alone fails to ***prevent approximately 60%–70% of heart attacks and deaths related to coronary disease***, and studies such as HATS and ARBITER 2 demonstrate how patients may have further improvement in terms of a reduced risk of coronary events and plaque build-up with a combination of niacin and a statin.

Partly as a result of these studies, our products continued to enjoy exceptionally strong growth in 2004. *Niaspan* revenue increased 42% to a record $321 million, while *Advicor* sales increased 60% to $108 million. This robust growth was also fueled by the continued quality education and promotion of our products. The successful integration of the co-promotion arrangement with Takeda Pharmaceuticals North America, Inc. (Takeda) resulted in increased reach and frequency and more than doubled the number of physicians we called on to a total of 94,000 physicians. These targeted doctors account for 74% of all cholesterol prescriptions written. Moreover, Takeda has brought *Niaspan* to over 50,000 new doctors, mainly primary care physicians, and in only nine months has resulted in market share growth of 21% within this physician group. The combined power of the Kos and Takeda sales forces has reinforced the value of *Niaspan* and *Advicor* to medical professionals, driving a strong intent-to-use and hence capitalizing on significant, still untapped prescription potential. Since the start of the co-promotion, our market share has increased 16%. As a result, Kos achieved record franchise market share of 3.38% of total prescriptions of the overall cholesterol market and 3.8% of new prescriptions. This resulted in total prescription franchise growth of 22% year over year, almost twice as fast as the rate of growth of the overall market. This was achieved in the face of major new product launches and consequent increased messages around the LDL story. Our growth in the face of this competition reflects a true ***prescription for success.***

We extended our commercial reach by entering the respiratory market in 2004 with the purchase of *Azmacort* from Aventis Pharmaceuticals Holdings Inc. (Aventis) in March 2004. *Azmacort* (triamcinolone acetonide) is an inhaled corticosteroid that alleviates inflammation in the lungs and is used as prophylactic therapy for the maintenance treatment of asthma. *Azmacort*, which incorporates a unique spacer delivery system, is indicated for those with mild to moderate asthma, which represent more than 90% of all asthma patients. The market for these products is large and rapidly growing. According to the American Lung Association, an estimated 20 million Americans, or 7% of the population, have been diagnosed with different forms of asthma. This disease accounts for about 15 million lost workdays for adults and incurs an estimated annual economic cost of $16 billion to our nation.

℞ FOR: Connection to Our Customers

We extended our commercial reach by entering the respiratory market with the purchase of Azmacort (triamcinolone acetonide) *which contributed sales of* $68 *million for the nine-month period we owned the product in 2004.*

Despite its compelling benefits, when we acquired *Azmacort*, the product was plagued with declining sales as a result of non-promotion by Aventis for several years. Recognizing the inherent value of this time-tested, patient-friendly asthma product, we took immediate steps to reverse the decline. The first of these was to hire a 50-person specialty sales force who, in addition to our existing sales representatives, are specifically targeting the allergists and pulmonologists. In our market research, we have now learned that 65% of primary care and 53% of respiratory specialists queried stated that they would "definitely" or "probably" prescribe *Azmacort*. Moreover, 41% of doctors questioned said they have a renewed interest in prescribing, whereas only 1% of such doctors stated just one year ago that they intended to increase prescriptions for *Azmacort*.

The purchase of *Azmacort* represents our first commercial foray into the rapidly growing respiratory disease market. The market for asthma products in the United States was $8 billion in 2004 and grew 14% from 2003. Including the first quarter of 2004 (before Kos began recording sales), sales for *Azmacort* for full year 2004 were $93 million, slightly surpassing the $88 million of sales registered in the previous year.

Connection to Our Customers

In 2004, there was heightened awareness regarding the need to raise HDL-C and to address all the major lipid parameters. The media embraced these topics and more than 170 million references were disseminated in print, online, television and radio forums during the year. In addition, in February 2004—"heart month"—the AHA raised its guidelines for HDL-C in women from 40 mg/dl to 50 mg/dl. The new guidelines also recommended that women maintain triglyceride levels below 150 mg/dl, a 25% change from past guidelines. These new guidelines essentially tripled the number of women who are candidates for *Niaspan* and *Advicor* therapy to about 28 million.

Equally important, the guidelines cautioned medical practitioners against using non-prescription forms of extended-release niacins or extended-release dietary supplements as such preparations have shown potential risks of liver damage and have not been approved as drugs by the FDA. The only FDA-approved extended-release niacin on the market is *Niaspan* and in January 2004, the ***AHA awarded Kos "Pharmaceutical Partner of the Year"*** because of its contributions to medicine, namely its development of innovative therapies to treat HDL-C. In another example of commitment to our customers, we filled 21,013 requests for free product among 12,726 patients who could not otherwise afford our critically necessary therapies.

The ARBITER 2 data released in November at the AHA's late-breaking news Scientific Sessions, showing dramatic improvements in heart disease risk with *Niaspan* therapy added to a background of statin treatment, was well received and generated extensive media coverage. This was embraced by an extremely wide physician group and resulted in a greater adoption by physicians of the need to treat beyond just LDL-C. This bodes well for doctors and patients and offers further opportunities for a ***prescription for success***.

MERCK

Takeda

ORYX PHARMACEUTICALS INC.



Lowering LDL-C alone fails to prevent approximately 60%–70% of heart attacks and deaths, and studies such as HATS and ARBITER 2 demonstrate how patients may have further improvement in terms of reduced risk of coronary events.



The currency we have accumulated affords us the opportunity to pursue many of our strategic initiatives, such as self-funding the acquisition of other products and broadening our portfolio through investments in new research and development.

℞ FOR: Aggressive Business Development and Licensing

Niaspan has now been approved for marketing in **13 countries** *outside the United States, including such large markets as Germany, France and the United Kingdom.*

Throughout the year, our sales force and professional services staff organized numerous medical educational programs, featuring national thought leaders from around the nation. These were very well attended and we believe led to greater awareness and adoption of our differentiated therapies. We consider our sales force to have the most talented cardiovascular and respiratory representatives in the marketplace. They have not only garnered great relationships with their customers, but also with their Takeda counterparts. The combined sales forces have been instrumental in securing the increasing acceptance by the medical community of the importance of treating multiple lipid disorders in fighting heart disease. We also look forward to the Kos sales force, especially with the addition of the specialty force, continuing to turn around sales of *Azmacort* and return it to growth.

Lastly, from an investor and public relations perspective, we worked diligently to communicate the compelling Kos story to the marketplace, culminating with ***Kos being featured as the cover story in the October 2004 issue of Pharmaceutical Executive Magazine.*** We also welcomed three new research analysts to Kos' coverage universe and significantly broadened our institutional shareholder base. We added two new members to our Board of Directors, one of whom comes to Kos with extensive accounting and finance experience and has been appointed by the Board of Directors as Chairman of the Audit Committee. We also successfully completed our Sarbanes-Oxley 404 certification, an exhaustive, year-long review and assessment of internal controls relating to our financial statements and disclosures.

Aggressive Business Development and Licensing

As mentioned earlier, one of the most outstanding events of the year was the acquisition of *Azmacort* from Aventis. This was a highly beneficial acquisition for Kos for a number of reasons. First, Kos fulfills its original strategic premise to become a specialty cardiovascular *and* respiratory pharmaceutical company and now participates in two of the largest and fastest growing multi-billion therapeutic categories in the pharmaceutical industry. Second, we completed the transaction for $206 million, or just 2.3 times sales, making it highly accretive in only nine months, generating sizable cash from operations in 2004. We plan to use the cash flow from this acquisition, along with our existing inhalation expertise and infrastructure, to develop a variety of other highly differentiated inhalation therapies, incorporating our novel and proprietary metered dose inhaler devices (MDI) and electronic dose counters. Such new offerings should enhance Kos' position in the respiratory marketplace and will fuel further organic sales growth into the future.

We also made marked progress in securing approvals to market *Niaspan* outside of the U.S. with Merck KGaA. The first launch of *Niaspan* in the United Kingdom in November 2003 was followed by the completion of the European Union's Mutual Recognition Procedure (MRP) in December 2003. This paved the way for approvals for *Niaspan* in a total of 14 European markets. *Niaspan* has now been approved in 13 of those European countries since the completion of the MRP process, which include the large markets of the U.K., Germany and France, in addition to others including Austria, Ireland, Belgium and the Netherlands. It is estimated that more than 84 million patients, nearly twice as many as in the United States, are living with dyslipidemia in Europe and only 12 million are receiving therapy. Merck KGaA and Kos are now planning to initiate, during the second half of

℞ FOR: Leadership in Targeted Research and Development Areas

The results of the phase IIa ***inhaled insulin*** *trial showed that the formulation is comparable to the market-leading injectable insulin in controlling blood glucose levels, while also reducing blood lipids such as LDL-C and triglycerides.*

2005, a second wave of the MRP for the additional 10 European countries that were recently added to the list of European Union (EU) countries. *Niaspan* has also been approved in other countries outside the EU, including Lebanon and certain Latin American countries. Our successful and aligned relationship with Merck KGaA is invaluable in that it continues to provide us with new opportunities to bring the world's only HDL-raising drugs to an expanded area of the globe.

We have been aggressively pursuing other business development and licensing initiatives as well in 2004. We continue to investigate opportunities in Japan for potential product and corporate leads. We are extremely active in seeking a development partner for our inhaled insulin product and have made progress in this regard with several interested parties. In addition, we are screening numerous products for potential acquisition with the objective of bolstering and broadening our portfolio. Our growing cash reserve better positions us to be successful with these initiatives.

We established sponsored research alliances with Triad Pharmaceuticals, Inc. (Triad) and the University of California, Irvine to develop novel modulators for raising HDL-C. These alliances will broaden Kos' research and development efforts to include the discovery and synthesis of new chemical entities, leveraging Kos' existing competency in drug delivery and development, particularly for solid dose therapies. Through this collaboration we have already made considerable progress in identifying several promising leads covering improved analogs, certain undisclosed enzyme inhibitors and apo A-1 mimetics. Triad anticipates completing proof-of-principle preclinical efficacy studies within the next 12 to 18 months. These promising drug candidates could perpetuate Kos' current leadership position in the HDL therapeutic category and fortify our long-term growth prospects.

Leadership in Targeted Research and Development Areas

Continuous commitment to R&D is a Kos hallmark, and we have a number of promising products in our pipeline. We are developing a modified formulation of *Niaspan* and a 1000 mg/40 mg strength of *Advicor*. We have 3 new NDA programs/products in development, one assessing the potential use of *Niaspan*/lovastatin for peripheral arterial disease; a new anti-dyslipidemic product that combines simvastatin with *Niaspan*; and a dual regulator product for glucose and lipids for the cardio-metabolic disease area, for which we filed an Investigational New Drug (IND) application in December 2004. The filing was accepted by the FDA in January 2005 and the product is now in formulation development.

Our purchase of *Azmacort* included the rights to complete the development and seek regulatory approval of the hydrofluoroalkane (HFA) environmentally safe propellant version of *Azmacort*. The HFA version had already received an "approvable" status from the FDA when we acquired the franchise, subject to completion of further CMC work which Kos has now taken on board. Kos already has extensive intellectual property (43 patents) and competencies in the inhalation area, commencing with the 1993 purchase of Aeropharm Technology, Inc. (now Aeropharm Technology, LLC) and the subsequent purchase of IEP Group, Inc. (now IEP Pharmaceutical Devices, LLC), a biomedical engineering company focused on developing innovative, ergonomic and proprietary



The ARBITER 2 data, published in the November 2004 issue of *Circulation*, showed that *Niaspan* plus a statin reduced plaque buildup by 68% compared with statin monotherapy.



The benefits of the partnerships Kos has established with Takeda, Merck KGaA and Oryx will help in fighting the number one killer in the world...heart disease.

℞ FOR: Leadership in Targeted Research and Development Areas

Our continued ***exceptional financial results*** *have propelled Kos to the status of being one of the fastest growing specialty pharmaceutical companies in the U.S.*

inhalation devices. We have leveraged these capabilities by developing several innovative proprietary formulations in the respiratory area and MDI devices. To date, on the device side, our focus is on a breath-actuated inhaler and spacer-less MDI device that generates low plume force.

As referenced earlier, we are investigating an inhaled insulin that has successfully completed phase I and phase IIa studies in support of the product's safety and efficacy. In a phase I human study, the formulation demonstrated a relative bioavailability of up to 23%. The results of a phase IIa trial showed that the formulation is comparable to the market-leading injectable insulin in controlling blood glucose levels, while also reducing blood lipids such as LDL-C and triglycerides. As mentioned, we are in active discussions with several pharmaceutical companies with a view of co-development of this asset for the treatment of type 2 diabetes.

We are also investigating new applications for solid-dose delivery technology with the goal of developing gastric retention delivery systems for pharmaceutical products. The use of these superporous hydrogels may help facilitate the delivery of drugs that are presently poorly absorbed in the upper gastrointestinal (GI) tract and could include many potential drug candidates resulting in improved dosing regimens. We have demonstrated proof of concept in animals and are conducting further phase II studies in humans. In 2004, we advanced this concept by in-licensing this technology for potential utility as a diet application.

The Company also continued to research the effectiveness of our existing drugs in combination with others by sponsoring and/or initiating many phase IV studies that will generate results during the next few years. One of these is a 300-person clinical study called COMPELL that will evaluate *Niaspan* in combination with Lipitor®, super statins and other combination products. The results are expected in the second half of 2005.

On the intellectual property front, we secured two new pharmacokinetic patents for *Niaspan*, bringing the total issued patents to six, thus bolstering our patent portfolio. In that vein, we are still involved in a patent litigation dispute with Barr and currently are scheduled to go to trial in February 2006.

Lastly, several favorable studies related to our cholesterol franchise were published during the year, including 20 journal articles. The studies included:

- ARBITER 2 was published in the November 2004 issue of *Circulation*. This study showed that *Niaspan*, when added to a background of statin therapy in patients with normal LDL-C levels and low HDL-C levels slowed disease progression 68% more than statin monotherapy as measured by a validated surrogate marker of plaque build-up in the carotid artery. Furthermore, the addition of *Niaspan* to background statin therapy resulted in a positive trend that showed a 60% reduction of coronary events compared to a statin alone. Patients who were treated with statin therapy alone over the course of the year continued to produce more plaque, the hard substance that forms on arterial walls and increases heart disease risk. Researchers attributed the reduction in event rate and slowing of atherosclerosis in the *Niaspan*/statin group to the significant changes in HDL-C and triglyceride

℞ FOR: Investment in People for Competitive Advantage

The passion and commitment of the over 1,000 Kos employees is evidenced by the fact that we have turnover significantly below industry average.

levels experienced by those patients. ARBITER 2 is the first study to demonstrate the "incremental, independent" effect of adding an HDL-C raising therapy to a statin in slowing the progression of atherosclerosis compared with a statin alone.

- The ANTHEM study, presented at the 64th Annual Scientific Sessions of the American Diabetes Association in June 2004, demonstrated the effectiveness of *Advicor* (1000 mg/40 mg and 1500 mg/40 mg) versus fenofibrate (200 mg) on several blood lipid levels in patients with type 2 diabetes.
- Data presented at the Annual Scientific Sessions of the American College of Cardiology in March 2004, found *Advicor* to be an effective option for treating cholesterol disorders commonly associated with metabolic syndrome. The findings showed no differences in the change in blood glucose levels between patients with metabolic syndrome treated with *Advicor* for one year and patients without metabolic syndrome who underwent the same treatment. Nearly one quarter of adults in the U.S. suffer from this illness, which includes a group of health risk factors that put people at a greater risk for heart disease, stroke and diabetes.

Investment in People for Competitive Advantage

A part of Kos' ***prescription for success*** is recognizing the value of each person in the organization as a key ingredient to the success of the Company. Our achievements and growth in the past and certainly in 2004 would not be possible without the outstanding efforts of our dedicated employees at every level of the organization. The employee base has now passed a significant milestone marker in that we currently have over 1,000 talented and hard-working individuals who demonstrate a passion for the organization and our products. If one strength sets Kos apart from other companies, it is the fact that our people are bound by a common vision, a core set of values and the work ethic necessary to drive peak performance and our continued success. This level of commitment is evidenced by the fact that we only have a 13.5% turnover rate, which is among the lowest in the industry.

In 2004, we undertook an important strategic step to maintain our solid employee base and set the stage for continued growth. We relocated our corporate headquarters from Miami, Florida to Cranbury, New Jersey. While we still have a substantial employee base in Weston and Hollywood, Florida; Raleigh, North Carolina; and Edison, New Jersey; we felt that at this important point in the Company's growth, it is appropriate to have headquarters located more centrally to the "pharma hub" of the United States. The move not only afforded us the ability to bring many remote departments together under one roof, but well positions us to continue to recruit and retain the best pharmaceutical talent in the nation.

In connection with our investment and commitment in people, we want to thank Christopher P. Kiritsy, Executive Vice President, Corporate Development and Chief Financial Officer, for his consistent and significant contributions to Kos during his ten years of service. Chris will be departing Kos in 2005, to oversee Triad, a company in which Kos has recently made an equity investment and with whom we currently have a sponsored research arrangement. We recognize Chris for helping to take Kos from a development stage company to a highly profitable, fully integrated specialty pharmaceutical company.





We continue our active clinical studies and programs, with three NDAs in development, as well as a number of other promising products in our pipeline covering the cardiovascular, respiratory and metabolic disease categories.



We achieved our impressive results by continuing to accomplish or exceed our financial and operating objectives with a strong focus on peak performance and excellence in execution, putting Kos in its strongest financial position.

Rx FOR: Success and Growth

The demand for our products is robust and we have great confidence in our infrastructure, pipeline, strategy and our wonderful people.

Filling Our Prescription for Continued Success and Growth
As a result of our collective efforts, we enter 2005 in our strongest position ever. We operate in a rapidly growing marketplace where there are still critical areas of unmet need and opportunities for significant growth. The demand for our products is robust and we have great confidence in our infrastructure, pipeline, strategy and our wonderful people. Our balance sheet has never been stronger, which affords us the financial flexibility and muscle to pursue those initiatives and goals. We will continue to build on the solid foundation we have laid by making sound business decisions that will continue to propel the Company forward and to:

- market our existing products aggressively to drive sales growth
- commercialize new products and expand our pipeline
- acquire promising new products and forge beneficial in-licensing agreements
- meet our recruitment targets for clinical programs
- maintain our unique people-centric culture while motivating and rewarding employees
- ensure customer-first orientation in all that is done throughout the Company
- drive rapid and sustainable financial growth, with a goal of reaching $1 billion in sales by the end of 2007

Kos' status as one of the fastest growing specialty pharmaceutical companies in the United States is a product of many ingredients—the engagement and insight of our leadership teams and our Board of Directors, the perseverance and dedication of our employees, the loyalty of our customers and the support of our valued shareholders. Together, these factors comprise the basis of Kos' ***prescription for success*** and position the Company to excel in the future by continuing in ***pioneering medicines for a better life.***



Daniel M. Bell
Chairman of the Board



Adrian Adams
President and Chief Executive Officer

Kos R&D Product Pipeline

Solid Dose Product Pipeline

Product	Indication	Pre-Clinical	Phase I	Phase II	Phase III	sNDA/NDA Timing
KS01016 *Niaspan* Modified Formulation	Lipid Altering					1H 05
KS01022 *Advicor* 1000 mg/40 mg	Lipid Altering					2H 05
KS01019 *Niaspan*/simvastatin	Lipid Altering					2H 06
KS01018 *Niaspan*/lovastatin	PAD					2H 08
KS01017 Undisclosed	Cardiometabolic					2010
KD99407 GR/Drug Delivery	Various					TBD
KD01026 GR Device	Anti-obesity					TBD
KH01500 Undisclosed	HDL Modulator					TBD
KH01501 Enzyme Inhibitors	HDL Modulator					TBD
KH01502 Niacin Analogs	HDL Modulator					TBD
KH01503 Apo A1 mimetic	HDL Modulator					TBD

Inhalation Product Pipeline

Product	Indication	Pre-Clinical	Phase I	Phase II	Phase III	Projected sNDA/NDA
K103216 *Azmacort* HFA (EDC)	Asthma					2H 07
K102212 Insulin (BAI/VNA/EDC)	Diabetes					TBD
K103218 Undisclosed	Endometriosis					2011
K103219 ICS/LABA Combo	Asthma/COPD					2011
K104204 ICS (Aero Device)	Asthma/Pediatric					2011

Kos Device References: (EDC) Electronic Dose Counter; (VNA) Vortex Nozzle Actuator; (BAI) Breath Actuated Inhaler

Delivery Device Pipeline

Product	Engineering Development	Characterization (Device with Drug)	Product Validation & Early Clinical Support	Phase III Support	Regulatory Review
KD03413 Vortex Nozzle Actuator (VNA)					TBD
KD03403 Electronic Dose Counter (EDC)					2H 07
KD03402 Breath Actuated Inhaler (BAI)					TBD
KD03418 Nasal Delivery Platform (NDD)					TBD
KD03411 Dry Powder Inhaler Platform (PPI)					TBD
KD03413 Aqueous Inhaler Platform (PLI)					TBD

Niaspan and *Advicor* are contraindicated in patients with a known hypersensitivity to their components, active liver or peptic ulcer disease, unexplained persistent liver enzyme elevation, or arterial bleeding. *Advicor* should not be taken by pregnant or nursing women. These products should be prescribed with caution in patients who drink substantial amounts of alcohol and/or have a past history of liver disease. Liver function tests should be monitored periodically. *Niaspan* or *Advicor* should not be substituted directly for equal doses of immediate-release niacin. Cases of severe toxicity, including fulminant hepatic necrosis have occurred in patients who have substituted sustained release (modified-release, timed-release) niacin products for immediate-release niacin at equivalent doses. Combination therapy with niacin and a statin may increase the risk of myopathy and a serious but rare condition referred to as rhabdomyolysis. The most common adverse event with *Niaspan* and *Advicor* is flushing of the skin. Other commonly reported adverse events include headache, abdominal pain, diarrhea, dyspepsia, nausea, vomiting, itching and rash. Diabetic patients may experience a dose-related rise in fasting blood sugar with these products.

Azmacort is an inhaled corticosteroid. *Azmacort* is NOT a bronchodilator and should not be used to treat acute or sudden asthma attacks. CAUTION: Adrenal insufficiency may occur when transferring patients from systemic steroids. In clinical trials, the most commonly reported adverse events were sinusitis, pharyngitis, and headache.

℞

Prescription for Success

Selected Consolidated Financial Data

The following Selected Consolidated Financial Data of the Company for the five years ended December 31, 2004, should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related notes thereto.

	Year Ended December 31,				
(in thousands, except share data)	**2004**	2003	2002	2001	2000
Statement of Operations:					
Net sales[1]	**$495,545**	$ 293,907	$ 172,693	$ 84,227	$ 55,145
Licensing revenue	**1,559**	—	—	7,220	5,029
Total revenue	**497,104**	293,907	172,693	91,447	60,174
Cost of sales	**36,926**	20,038	15,362	7,646	5,932
	460,178	273,869	157,331	83,801	54,242
Operating expenses:					
Research and development[2]	**111,064**	52,203	43,981	30,974	26,459
Selling, general and administrative	**235,718**	156,469	130,145	83,587	56,831
Total operating expenses[3]	**346,782**	208,672	174,126	114,561	83,290
Income (loss) from operations	**113,396**	65,197	(16,795)	(30,760)	(29,048)
Other expense (income):					
Interest income, net	**(2,388)**	(614)	(160)	(242)	(323)
Interest expense, related parties	**1,209**	3,316	4,038	6,051	6,524
Interest expense, other	**8**	4	7	30	36
Other expense (income)[3]	**(3,576)**	198	136	(38,985)	(20)
Total other expense (income)	**(4,747)**	2,904	4,021	(33,146)	6,217
Income (loss) before provision for income taxes[1]	**118,143**	62,293	(20,816)	2,386	(35,265)
Provision for/(Benefit from) income taxes	**(24,176)**	2,879	—	—	—
Net income (loss)	**$142,319**	$ 59,414	$ (20,816)	$ 2,386	$ (35,265)

(continued)

Selected Consolidated Financial Data *(continued)*

	Year Ended December 31,				
(in thousands, except share data)	**2004**	2003	2002	2001	2000
Earnings (loss) per share[4]					
Basic	**$ 3.76**	$ 2.71	$ (1.01)	$ 0.12	$ (1.84)
Diluted	**3.13**	1.53	(1.01)	0.10	(1.84)
Weighted average Common Stock and Common Stock equivalents used in computing earnings (loss) per share[4]					
Basic	**37,897,597**	21,913,928	20,582,205	20,221,089	19,202,877
Diluted	**45,835,563**	41,033,325	20,582,205	22,798,632	19,202,877

	December 31,				
(in thousands)	**2004**	2003	2002	2001	2000
Balance Sheet:					
Cash and marketable securities	**$258,703**	$ 259,958	$ 19,572	$ 45,319	$ 6,125
Working capital (deficit)	**245,103**	248,059	(54,644)	27,160	(1,911)
Total assets	**586,926**	335,521	69,441	82,941	29,648
Total long-term debt[5]	**209**	30,000	34,025	95,082	72,000
Accumulated deficit	**(91,628)**	(233,947)	(293,361)	(272,545)	(274,931)
Shareholders' equity (deficit)	**435,142**	239,627	(74,709)	(58,439)	(65,090)

(1) For 2003, includes the effect of an $11.1 million revenue benefit and $9.9 million benefit to income before provision for income taxes resulting from a change in accounting estimate. See Note 2 of Notes to Consolidated Financial Statements for information concerning this change in accounting estimate.
(2) For 2004, includes the effect of a one-time, $38 million in-process R&D write-off associated with the acquisition of the *Azmacort* product.
(3) For 2001, includes the effect of a $45 million settlement received from Bristol-Myers Squibb Company, of which $6 million was recorded as reimbursement of operating expenses and $39 million as other income. For 2004, includes the effect of a $6 million settlement received from Andrx, of which $2 million was recorded as reimbursement of operating expenses and $4 million as other income.
(4) See Note 2 of Notes to Consolidated Financial Statements for information concerning the computation of earnings (loss) per share.
(5) For 2004, excludes $19 million of debt due to Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, as such debt matures on June 30, 2005. For 2002, excludes $50 million of debt due to Michael Jaharis, as such debt matured on December 31, 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Kos is a fully-integrated specialty pharmaceutical company engaged in the development and commercialization of proprietary prescription products for the treatment of chronic cardiovascular, metabolic and respiratory diseases. Kos manufactures its lead products, *Niaspan*® and *Advicor*®, and currently markets them directly through its own specialty sales force and co-promotion partner in the U.S. and through its commercialization partner and license arrangements outside of the U.S., Canada and Japan. On March 8, 2004, the Company announced that it had entered into a product acquisition agreement with Aventis Pharmaceuticals Holdings Inc. (the "Azmacort Acquisition Agreement") and a finished product supply agreement (the "Azmacort Supply Agreement" and together with the Azmacort Acquisition Agreement, the "Aventis Agreements") with Aventis Pharmaceuticals Inc. (collectively with Aventis Pharmaceuticals Holdings Inc., "Aventis") to acquire global rights to the *Azmacort*® (triamcinolone acetonide) inhalation aerosol franchise. The transaction was completed on March 31, 2004. Accordingly, Kos began recording revenue for all sales related to the *Azmacort* product beginning April 1, 2004. The Company's cardiovascular and metabolic products under development consist of controlled-release, oral solid dosage formulations, and the Company's respiratory and metabolic products under development consist of aerosolized inhalation formulations to be used primarily with Kos' proprietary inhalation devices.

The Company's current core business strategy is based upon developing drugs that are reformulations of existing approved prescription pharmaceutical products, but which offer certain safety or patient compliance advantages compared with existing formulations of such products.

The principal elements of Kos' current business strategy are as follows:

(i) develop or acquire products with unrealized commercial potential where safety or patient compliance may be improved or where greater utilization of a product could be attained through increasing the awareness of the product's features and benefits;

(ii) focus on the large, rapidly growing cardiovascular, metabolic and respiratory markets, which include many chronic diseases requiring long-term therapy;

(iii) develop proprietary formulations of currently approved pharmaceutical compounds;

(iv) manage internally the clinical development of its products;

(v) manufacture its products internally, or where necessary or prudent, using a contract manufacturer;

(vi) market its products directly through the Company's sales forces, which Kos may supplement with a contract sales organization or other partners and through co-promotion and other strategic alliances to extend the marketing reach of the Company to new and existing patients; and

(vii) leverage its core competencies through corporate and academic alliances.

In measuring the Company's results of operations, management's primary focus is on revenue growth of the *Niaspan*, *Advicor* and *Azmacort* products, as well as net income growth. Net sales of the Company's *Niaspan* and *Advicor* products increased to $427.3 million for the year ended December 31, 2004, from $293.9 million for the same period in 2003. This 45.4% increase in *Niaspan* and *Advicor* revenue was primarily attributable to increases in unit volume and prices for the Company's products during the 2004 period, partially offset by the impact of a change in product return estimates (as described below in this "Management's Discussion and Analysis of Financial Condition and Results of Operations") in the first quarter of 2003. As mentioned above, the Company began recording *Azmacort* revenue on April 1, 2004. *Azmacort* revenue through December 31, 2004 totaled $68.3 million. Net income for the year ended December 31, 2004, was $142.3 million compared to net income of $59.4 million for the same period in 2003. The increase, in part, was also attributable to a net benefit from income taxes of $24.2 million, principally related to the reversal of the majority of the Company's deferred tax asset valuation allowance and to the deferred income tax benefit associated with a $38.0 million charge related to the Aventis transaction, as more fully described below. The increase in net income was partially offset by the write-off, as a research and development expense, of approximately $38.0 million for the value of in-process research and development associated with the assets acquired from Aventis, as more fully described below.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

Because Kos' current core business strategy is mostly dependent on the reformulation of existing compounds or the development or acquisition of products with unrealized market potential, the Company's business could be subject to significant competitive pressures by other products and therapies in the rapidly growing markets for cardiovascular, metabolic and respiratory treatments. As such, Kos' critical success factors include its ability to continue to increase the amount of revenue generated by the *Niaspan*, *Advicor* and *Azmacort* products, and its ability to successfully develop and/or acquire new products or drugs. The Company's ability to continue to increase revenue is primarily dependent on its ability to increase prescriptions for its marketed products, and to maintain a competitive product pricing and differentiation strategy. The Company's ability to complete new drug and product acquisitions on favorable terms will be a critical factor in the Company's ability to increase revenues in future periods. Protection of the Company's intellectual property rights will also be critical to the Company's success in future periods, including its ability to obtain and maintain patents, enforce those patents, preserve trade secrets and operate without infringing the proprietary rights of third parties.

General

A predecessor corporation to the Company was formed in July 1988 under the name of Kos Pharmaceuticals, Inc. principally to conduct research and development on new formulations of existing prescription pharmaceutical products. In June 1993, Aeropharm Technology, Inc., now Aeropharm Technology, LLC ("Aeropharm"), a then majority-owned subsidiary of the Company, was formed to conduct research and development activities on aerosolized products, dispensed in metered dose inhalers, for the treatment of respiratory diseases. During June 1996, this predecessor corporation acquired the outstanding minority interest in Aeropharm; changed its name to Kos Holdings, Inc. ("Holdings"); established the Company as a wholly-owned subsidiary under the name of Kos Pharmaceuticals, Inc.; and, effective as of June 30, 1996, transferred all of its existing assets, liabilities and intellectual property, other than certain net operating loss carryforwards, to the Company. Accordingly, all references in this Annual Report to the Company's business include the business and operations of Holdings until June 30, 1996.

On March 12, 1997, the Company completed an initial public offering ("IPO") of its Common Stock. From inception through the IPO, the Company had not recorded any significant revenues; and the Company had funded its operations exclusively through equity contributions and loans from its majority shareholder. Through December 31, 2004, the Company had accumulated a net deficit from operations of approximately $91.6 million. In connection with the transfer of operations from Holdings to the Company on June 30, 1996, net operating loss carryforwards amounting to approximately $51.0 million and related tax benefits were retained by Holdings and not transferred to the Company. As of December 31, 2004, the Company had approximately $165.4 million of net operating loss carryforwards ("NOLs") and $4.7 million of tax credits.

On July 28, 1997, Kos received clearance from the Food and Drug Administration ("FDA") to market the *Niaspan* product for the treatment of mixed lipid disorders. *Niaspan* is the only once-a-day prescription formulation of a niacin product approved by the FDA for the treatment of mixed lipid disorders. The Company and its co-promotion partner, Takeda Pharmaceuticals North America, Inc. ("Takeda"), currently market *Niaspan* in the United States directly to physicians who specialize in treating patients with coronary heart disease and/or who are among the leading prescribers of lipid-altering medications.

On December 17, 2001, Kos received clearance from the FDA to market the *Advicor* product (extended-release niacin/lovastatin tablets). The approval of the *Advicor* product marked the first time that the FDA has approved a combination product for the safe and efficacious treatment of cholesterol disorders. The Company began detailing the *Advicor* product to physicians on January 28, 2002. As with *Niaspan*, Kos and Takeda market *Advicor* directly to physicians who specialize in treating patients with coronary heart disease and/or who are among the leading prescribers of lipid-altering medications.

On March 31, 2004, the Company completed the acquisition of the *Azmacort* product from Aventis. The *Azmacort* product is an inhaled corticosteroid that alleviates inflammation in the lungs and is used as prophylactic therapy for the maintenance treatment of asthma. Under the terms of the Aventis Agreements, Kos paid Aventis approximately $206.1 million in cash and has agreed to pay a royalty on future sales of a hydrofluoroalkane ("HFA") version of the product in development. Under the terms of the Azmacort

Supply Agreement, Aventis has agreed to supply finished product to Kos for a period of five years from the date of the *Azmacort* acquisition. The purchase price allocation resulted in the recording of intangible assets of $154.4 million for developed and core technology value, $6.7 million for the value of certain other intangibles, $7.0 million for the value of inventory and $38.0 million for the value of in-process research and development. The $38.0 million value assigned to in-process research and development of the acquired assets was recorded as a research and development expense in the accompanying Consolidated Statements of Operations for the year ended December 31, 2004 (the "In-process R&D Write-off"). The In-process R&D Write-off resulted in the Company also recording a $14.4 million deferred tax benefit to account for the difference between the book and tax basis of accounting for this write-off. The remaining intangible assets are being amortized over their estimated lives, ranging from five to 22 years. The Company began detailing the *Azmacort* product in August 2004 and currently markets the *Azmacort* product in the United States directly to specialist physicians, such as pulmonologists and allergists.

The In-process R&D Write-off was determined by identifying the specific in-process research and development projects that would be continued and for which (a) technological feasibility has not been established as of the acquisition date, (b) there was no alternative future use and (c) the fair value was estimable with reasonable reliability.

The acquired in-process research and development represents a single project, the HFA formulation of *Azmacort*. The HFA formulation of *Azmacort* does not use a chlorofluorocarbon ("CFC")-based propellant and, consequently, does not deplete the Ozone Layer. The Montreal Protocol on Substances that Deplete the Ozone Layer (the "Protocol") is an international treaty under which the production and consumption of ozone-depleting substances is being phased out worldwide. Under the Protocol, codified by the U.S. Congress into law in Title VI of the Clean Air Act, the production of CFCs in the U.S. was banned as of January 1, 1996, unless a specific exemption is approved annually by the international parties to the Protocol. In order to comply with the Clean Air Act and the Protocol, the U.S. will eventually need to phase out CFC-propelled metered dose inhalers.

The *Azmacort* HFA formulation had not achieved technological feasibility as of the transaction date. Among the technological matters to be resolved are: manufacturing controls and evidence of dose proportionality between the 75μg and 225μg formulations.

The Company believes it may have to invest up to $13.5 million during the 2005–2008 period to achieve technological feasibility of the *Azmacort* HFA formulation. If the technological and regulatory challenges are overcome, sales of the *Azmacort* HFA formulation could begin as early as 2009.

The fair value of all of the in-process research and development was determined using the "income approach". This method starts with a forecast of all of the expected future net cash flows associated with the in-process technology. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams, some of which are more certain than others. The risk-adjusted discount rate utilized in calculating the fair value of the *Azmacort* HFA formulation was 36%.

Recent Developments

The Company entered into a sponsored research agreement (the "Sponsored Research Agreement") and related license agreement (the "License Agreement"), each dated November 8, 2004, with Triad Pharmaceuticals, Inc. ("Triad"), a privately-held drug discovery and design pharmaceutical company focused on developing molecules for a variety of diseases, including orally active therapies for diabetes, cancer and cholesterol disorders and now controlled by a limited partnership (the "Triad Limited Partnership") formed by the wife of Michael Jaharis, the Company's founder, principal shareholder and Chairman Emeritus of the Company's Board of Directors. At the time the agreements were executed, Mr. Jaharis directly controlled Triad. Under the Sponsored Research Agreement, Triad has agreed to perform research relating to the design and synthesis of molecules to increase HDL cholesterol (the "Field"). The Sponsored Research Agreement has a two-year term ending September 30, 2005, subject to extension, and provides for total payments by the Company during the initial two-year term of $1.5 million. Triad commenced the sponsored research in 2003 in anticipation of the execution of the definitive

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

agreements. The Company paid $187,500 to Triad in 2003 and $937,500 in 2004 in connection with the Sponsored Research Agreement. Under the License Agreement, Triad granted to the Company the right to obtain exclusive, worldwide, royalty-bearing rights to all intellectual property in the Field developed during the term of the Sponsored Research Agreement that ultimately is embodied in a patent claim, and non-exclusive rights to all other intellectual property in the Field developed during the term of the Sponsored Research Agreement (e.g., methods, processes, trade secrets and technical data) that is not otherwise the subject of, or embodied in, a patent claim. During the term of the Sponsored Research Agreement, Triad may not use the non-exclusive intellectual property in the Field for commercial purposes. Following termination of the Sponsored Research Agreement, Triad will pay to the Company royalties on income earned by Triad from the commercialization of any such non-exclusive intellectual property within the Field. Triad conducts the sponsored research pursuant to its sponsored research and license agreements with Tufts University.

On February 1, 2005, the Company paid $4.0 million of a proposed aggregate $8.0 million investment in Triad through the purchase of shares of a new series of convertible preferred stock of Triad (the "Series F Preferred Stock"). Subject to the satisfaction of certain conditions, including Triad achieving certain agreed-upon milestones relating to its research and development activities by August 1, 2006, the Company will purchase an additional $4.0 million of Series F Preferred Stock. The investment is part of a $16.0 million round of financing for Triad, with the remaining $8.0 million being provided by the Triad Limited Partnership under similar terms and conditions as the Company's investment. Assuming consummation of the second $4.0 million investment, the Company would own approximately 27% and the Triad Limited Partnership would own or have the right to vote approximately 48% of the outstanding common stock of Triad on a fully diluted basis. Under the agreements related to the investment, the Company is entitled to designate three persons, and the Triad Limited Partnership is entitled to designate seven persons, to Triad's 13-member Board of Directors. Adrian Adams, the President and Chief Executive Officer of the Company, has been appointed by the Company to the Triad Board of Directors and has been elected by the directors of Triad as Chairman. The Company will appoint two additional persons to the Triad Board at a later date. Michael Jaharis, Steven Jaharis and Kevin T. Ferro, directors of Kos, have been appointed by the Triad Limited Partnership to the Triad Board of Directors.

In connection with the closing of the investment in Triad on February 1, 2005, Christopher P. Kiritsy, Kos' Executive Vice President, Corporate Development and CFO, notified the Company that he will be resigning from the Company, after his successor as CFO is found, which is expected to occur during the second quarter of 2005, and has accepted the position of President and Chief Executive Officer of Triad. Additionally, pursuant to pre-existing contractual arrangements, Mr. Kiritsy acquired directly from Mrs. Jaharis approximately 1% of the outstanding Triad stock on an "as converted" basis, representing all of her remaining ownership interest in Triad. Mr. Kiritsy has also received stock options to purchase 243,600 shares of Triad common stock under the Triad stock option plan. The Triad common stock currently owned by Mr. Kiritsy and the Triad common stock issuable upon exercise of stock options granted to Mr. Kiritsy are subject to voting agreements in favor of the Triad Limited Partnership and Triad, respectively.

Results of Operations

Critical Accounting Policies: The Company's significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in this Annual Report. The Company believes that its most critical accounting policies include revenue recognition, the estimation of allowances principally related to product returns and discounts, managed care rebates, chargebacks and reimbursements relating to Medicaid and Medicare, accounting for income taxes and management's estimate of the useful lives and realizability of recorded intangible assets. The Company records accrual estimates for sales returns and allowances mostly based on historical experience. The calculation of rebates and chargebacks is based on existing contractual arrangements with indirect customers (such as managed care providers, pharmacy benefit administrators and government units) and on Kos' analysis of estimated product inventory levels in its distribution channel, which is derived through the use of certain inputs. The Company believes that its estimation of sales allowances related to product returns and discounts, managed care rebates, chargebacks and reimbursements associated with Medicaid and Medicare represent the best estimates of those amounts, and are based on assumptions which the Company believes represent the most likely outcomes.

The most pertinent inputs used in the estimation of the Company sales allowances and accruals, and product inventory levels in its distribution channel, include prescription data (derived from a third-party publication), consumer price index (derived from a third-party publication), product best price (derived from the Company's contractual arrangements) and average manufacturer price ("AMP") (computational in nature using historical data). Of these inputs, prescription data and AMP require significant estimation. The Company believes that variances between estimates and actual results of prescription data and AMP may reasonably vary between +/– 5% and +/– 5%, respectively. The following table reflects the potential impact to revenue for the year ended December 31, 2004, based upon various combinations of these reasonably likely outcomes in prescription data and AMP estimates (positive dollar amounts represent potential decreases in revenue; negative dollar amounts represent potential increases in revenue):

Impact on *Niaspan*, *Advicor* and *Azmacort* Revenue

Sensitivity Analysis of Possible Variations in Prescription and AMP Inputs

(in millions, except % variance)

		Prescription Variance						
		(5%)	(3%)	(1%)	0%	1%	3%	5%
AMP Variance	(5%)	$(1.7)	$(1.8)	$(1.8)	$(1.9)	$(1.9)	$(2.0)	$(2.0)
	(3%)	(1.1)	(1.1)	(1.2)	(1.2)	(1.2)	(1.3)	(1.4)
	(1%)	(0.3)	(0.4)	(0.4)	(0.4)	(0.5)	(0.5)	(0.6)
	0%	0.1	—	—	—	(0.1)	(0.1)	(0.2)
	1%	0.5	0.4	0.4	0.3	0.3	0.2	0.2
	3%	1.2	1.2	1.1	1.1	1.1	1.0	1.0
	5%	2.0	1.9	1.9	1.9	1.8	1.8	1.7

The Company's management periodically reviews the policies and estimates discussed above, the effect of which is reflected as a component of net income in the period in which a change is known. Other than the changes described below associated with the Company's estimate of its product return exposure during the first quarter of 2003, and the adjustment to the deferred tax asset valuation allowance as a result of the change in judgment about the realizability of such asset, such changes to these estimates have not been material to the Company's results of operations during the years ended December 31, 2004, 2003 and 2002.

The Company periodically evaluates the volume of its *Niaspan*, *Advicor* and *Azmacort* products that are in customer inventories or elsewhere in the distribution channel to determine whether increased risk of product returns exists. For the period from the introduction of its internally-developed products through December 31, 2002, Kos' return risk expectations were consistently based on its limited product return experience given the early stage nature of its products and of the Company. Accordingly, Kos established a specific return risk estimate based on estimated inventory levels in the distribution channel that was used to determine the amount of revenue that could be recorded during a given period. During the quarter ended March 31, 2003, as a result of the significant history of minimal returns for the *Niaspan* and *Advicor* products since their introduction, Kos revised its return risk estimates to reflect the historically low product return patterns. This change in accounting estimate resulted in the Company recognizing as revenue all product shipments made during the quarter ended March 31, 2003, as well as $11.1 million of prior period product shipments not recognized as revenue because of Kos' previous product return risk exposure estimates. The impact of this change in estimate increased the Company's reported revenues, net income, and basic and diluted earnings per share by $11.1 million, $9.9 million, and $0.45 per share and $0.24 per share, respectively, for the year ended December 31, 2003. The Company will continue to monitor wholesaler inventory levels, and, if the Company's product return risk exceeds acceptable levels, the Company may be required to not recognize the revenue and related costs associated with the excess inventory until such return risk is mitigated.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires, among other things, recognition of future tax benefits and liabilities measured at enacted tax rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to tax NOLs to the extent that realization of said benefits is more likely than not.

Through December 31, 2003, the Company had established a valuation allowance against its net deferred tax assets because there was not sufficient evidence to conclude that the Company would "more likely than not" realize all or a portion of such assets. Management currently believes, based on the Company's historical profitability and on its expected future profitability, that the Company will generate sufficient taxable income to realize its deferred tax assets prior to the expiration of any NOLs and, therefore, that the Company will "more likely than not" realize most of its deferred tax assets.

As of December 31, 2004, the Company had deferred tax assets of approximately $58.7 million and a remaining valuation allowance of approximately $4.2 million (principally related to certain state NOLs which may not be realized by the Company), which resulted in net deferred tax assets of approximately $54.5 million. Under SFAS 109, the valuation allowance should be adjusted when a change in circumstances causes a change in judgment about the realizabilty of deferred tax assets. The portion of the valuation allowance related to NOLs expected to be utilized to offset estimated "ordinary" income in the current year is included in the computation of the estimated annual effective tax rate. The portion of the valuation allowance related to other deferred tax assets, including net operating losses expected to be utilized to offset ordinary income in future years, is reversed as of the date of the change in circumstances. Accordingly, the benefit from income taxes in the accompanying Condensed Consolidated Statements of Operations for the year ended December 31, 2004, includes the reversal of $71.2 million of valuation allowance, of which $67.3 million represents the portion reversed through the effective tax rate for the period and $3.9 million relates to the reversal of valuation allowance on deferred tax assets expected to be realized through ordinary income in future years. The benefit for income taxes also includes a $14.4 million deferred benefit related to the In-process R&D Write-off.

Included in the Company's $54.5 million of net deferred tax assets as of December 31, 2004, were $12.5 million of federal NOLs available to offset future federal taxable income and $152.9 million of state NOLs available to offset future state taxable income. In addition, the Company had $4.7 million of other tax credits to offset future federal income tax. If Kos is unable to generate sufficient future taxable income through operating results, or if its estimates about future profitability change significantly, increases or decreases to the valuation allowance will be required through adjustments to income.

Years Ended December 31, 2004 and 2003: The Company's reported revenue increased 69% to $497.1 million for the year ended December 31, 2004, from $293.9 million for the same period in 2003. Revenues by product for the years ended December 31, 2004 and 2003 and the respective change of the 2004 period over the prior year period were as follows:

	Years Ended December 31,				
	2004	**% of Revenues**	2003	% of Revenues	% Change
	(in mils.)		*(in mils.)*		
Niaspan	**$319.1**	**64.2**	$226.5	77.1	40.9
Advicor	**108.2**	**21.8**	67.4	22.9	60.5
Azmacort	**68.3**	**13.7**	—	—	N/A
Other	**1.5**	**0.3**	—	—	N/A
	$497.1	**100.0**	$293.9	100.0	69.1

The increase in revenue was principally attributable to increases in unit volume and price for the Company's *Niaspan* and *Advicor* products during the 2004 period as compared to the 2003 period. Of the $92.6 million increase in *Niaspan* net sales during 2004, $52.8 million resulted from increases in unit volume and $39.8 million resulted from increases in price. Of the $40.8 million increase in *Advicor* net sales during 2004, $31.4 million resulted from increases in unit volume and $9.4 million resulted from increases in price. Additionally, the 2004 period includes revenue for the *Azmacort* product, for which commercialization began on April 1, 2004. These increases were partially offset by the change in product return estimates (as described above), which increased 2003 revenue by $11.1 million.

As more fully described above, the Company records provisions for the estimation of allowances principally related to managed care rebates, chargebacks related to Medicaid and Medicare and product returns and discounts as components of revenues. An analysis of the Company's gross sales, by product, subject to each of these provisions for the years ended December 31, 2004 and 2003, follows:

	2004						2003					
	Niaspan		***Advicor***		***Azmacort***		*Niaspan*		*Advicor*		*Azmacort*	
Provisions For	**Gross Sales**	**% of Total**	**Gross Sales**	**% of Total**	**Gross Sales**	**% of Total**	Gross Sales	% of Total	Gross Sales	% of Total	Gross Sales	% of Total
	(in mils.)		***(in mils.)***		***(in mils.)***		*(in mils.)*		*(in mils.)*		*(in mils.)*	
Rebates	**$314.6**	**70**	**$ 52.5**	**41**	**$27.0**	**28**	$208.7	69	$26.9	37	N/A	N/A
Chargebacks	**90.3**	**20**	**7.7**	**6**	**23.9**	**25**	42.3	14	1.1	1	N/A	N/A
Returns	**452.4**	**100**	**127.1**	**100**	**96.3**	**100**	303.3	100	73.0	100	N/A	N/A
Discounts	**452.4**	**100**	**127.1**	**100**	**96.3**	**100**	303.3	100	73.0	100	N/A	N/A

The Company had accrual balances related to its managed care rebates and chargebacks of $50.0 million and $18.2 million, as of December 31, 2004 and 2003, respectively. Furthermore, the Company had allowances against its trade accounts receivable for product returns and discounts of $2.8 million and $2.1 million, as of December 31, 2004 and 2003, respectively.

Cost of sales increased 84% to $36.9 million for the year ended December 31, 2004, from $20.0 million for the same period in 2003, primarily as a result of increased unit sales of the *Niaspan* and *Advicor* products, combined with the addition of the *Azmacort* product to the Company's product portfolio on March 31, 2004. In 2004, cost of sales was approximately 7.5% of net sales, as compared to 6.8% for the same period in 2003. The increase was primarily a result of changes in the product mix, including the impact of the addition of *Azmacort* to the Company's product offering, partially offset by price increases as described above.

The Company's research and development expenses increased 113% to $111.1 million for the year ended December 31, 2004, from $52.2 million for the same period in 2003. The increased expenses related primarily to a one-time charge of $38.0 million related to the In-process R&D Write-off, and to increases of $7.9 million principally associated with clinical studies for the Company's products under development, of $7.4 million in personnel and personnel-related costs and of $1.9 million in medical educational programs in support of the Company's marketed products.

Selling, general and administrative expenses increased 51% to $235.7 million for the year ended December 31, 2004, from $156.5 million for the same period in 2003. Within this category, selling expenses increased to $197.2 million for the 2004 period from $124.3 million for the comparable 2003 period. The growth in selling expenses was primarily related to increases of $38.5 million in royalty expenses, of $20.6 million in sales force operating costs in support of the *Niaspan*, *Advicor* and *Azmacort* products and of $10.4 million of amortization related to the *Azmacort* purchase. General and administrative expenses increased to $38.5 million for the year ended December 31, 2004, from $32.2 million for the year ended December 31, 2003. This increase in general and administrative expenses was primarily related to increases of $3.0 million in personnel and personnel-related costs, of $1.3 million in professional fees and of $4.0 million in other costs associated with the expanded activities of the Company. The increases were partially offset by the impact of a $6.0 million trademark litigation settlement with Andrx Corporation and Andrx Laboratories, Inc., of which $2.0 million representing a reimbursement of legal costs, was recorded as an offset to general and administrative expenses.

As previously described, the benefit for income taxes in the accompanying Consolidated Statements of Operations for the year ended December 31, 2004 includes the reversal of $71.2 million of valuation allowance, of which

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

$67.3 million represents the portion reversed through the effective tax rate for the period and $3.9 million relates to the reversal of valuation allowance on deferred tax assets expected to be realized through ordinary income in future years. The benefit for income taxes also includes a $14.4 million deferred tax benefit related to the In-process R&D Write-off.

As of December 31, 2004, the Company was subject to the terms of the December 19, 2002, $30 million credit facility (the "Additional Standby Facility"), and the December 21, 1999, $50 million credit facility (the "Standby Facility"), with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder. During 2003, the Company was also subject to the terms of the September 1, 1999, $50 million credit facility (the "Supplemental Credit Facility") with Mr. Jaharis and with a transferee of Mr. Jaharis' wife until its conversion into Common Stock during the fourth quarter of 2003. Interest expense under the Company's credit facilities totaled $1.2 million and $3.3 million for the years ended December 31, 2004 and 2003, respectively. The decrease in interest expense is mostly attributable to a decrease in outstanding borrowings.

The Company's net income increased 140% to $142.3 million for the year ended December 31, 2004, compared with $59.4 million for the year ended December 31, 2003.

Years Ended December 31, 2003 and 2002: The Company's reported revenue increased 70% to $293.9 million for the year ended December 31, 2003, from $172.7 million for the same period in 2002. Revenues by product for the years ended December 31, 2003 and 2002 and the respective change of the 2003 period over the prior year period were as follows:

	Years Ended December 31,				
	2003	% of Revenues	2002	% of Revenues	% Change
	(in mils.)		*(in mils.)*		
Niaspan	$226.5	77.1	$145.6	84.3	55.6
Advicor	67.4	22.9	27.1	15.7	148.7
	$293.9	100.0	$172.7	100.0	70.2

The increase in revenue was principally attributable to increases in unit volume and price for the Company's products during the 2003 period as compared to the 2002 period, and to the change in product return estimates (as described above). Of the $80.9 million increase in *Niaspan* net sales during 2003, $55.0 million resulted from increases in unit volume and $25.9 million resulted from increases in price. Of the $40.3 million increase in *Advicor* net sales during 2003, $38.3 million resulted from increases in unit volume and $2.0 million resulted from increases in price.

As more fully described above, the Company records provisions for the estimation of allowances principally related to managed care rebates, chargebacks related to Medicaid and Medicare and product returns and discounts as components of revenues. An analysis of the Company's gross sales, by product, subject to each of these provisions for the years ended December 31, 2003 and 2002, follows:

	2003				2002			
	Niaspan		*Advicor*		*Niaspan*		*Advicor*	
Provisions For	Gross Sales	% of Total	Gross Sales	% of Total	Gross Sales	% of Total	Gross Sales	% of Total
	(in mils.)		*(in mils.)*		*(in mils.)*		*(in mils.)*	
Rebates	$208.7	69	$26.9	37	$125.6	68	$11.2	36
Chargebacks	42.3	14	1.1	1	22.0	12	0.1	0
Returns	303.3	100	73.0	100	185.7	100	31.4	100
Discounts	303.3	100	73.0	100	185.7	100	31.4	100

The Company had accrual balances related to its managed care rebates and chargebacks of $18.2 million and $8.7 million, as of December 31, 2003 and 2002, respectively. Furthermore, the Company had allowances against its trade accounts receivable for product returns and discounts of $2.1 million and $2.4 million, as of December 31, 2003 and 2002, respectively.

Cost of sales increased 30% to $20.0 million for the year ended December 31, 2003, from $15.4 million for the same period in 2002, primarily as a result of increased unit sales of the *Niaspan* and *Advicor* products. In 2003, cost of sales was approximately 6.8% of net sales, as compared to 8.9% for the same period in 2002. The decrease was primarily a result of the price increases discussed above and, to a lesser extent, of increased efficiencies associated with the Company's manufacturing processes.

The Company's research and development expenses increased 19% to $52.2 million for the year ended December 31, 2003, from $44.0 million for the same period in 2002. The increased expenses related primarily to increases of $4.2 million in personnel and personnel-related costs, and of $3.1 million principally associated with *Advicor* clinical studies. These increases were partially offset by decreases of $0.9 million in medical education costs which were greater during the 2002 period in support of the commercial launch of the *Advicor* product, of $0.9 million associated with formulation costs for products under development and $0.2 million resulting from Merck reimbursement payments.

Selling, general and administrative expenses increased 20% to $156.5 million for the year ended December 31, 2003, from $130.1 million for the same period in 2002. Within this category, selling expenses increased to $124.3 million for the 2003 period from $108.5 million for the comparable 2002 period. The growth in selling expenses was primarily related to increases of $13.9 million in sales force operating costs in support of the *Niaspan* and *Advicor* products, and of $2.3 million in royalty expenses. General and administrative expenses increased to $32.2 million for the year ended December 31, 2003, from $21.6 million for the year ended December 31, 2002. This increase in general and administrative expenses was primarily related to increases of $3.7 million in personnel and personnel-related costs, of $3.2 million in professional fees, of $2.5 million associated with a warrant award and with a modification made to a stock option grant previously made to a former employee and of $1.2 million in other costs associated with the expanded activities of the Company.

The Company recorded a $2.9 million income tax provision for the year ended December 31, 2003, to reflect $1.3 million of federal alternative minimum tax and $1.6 million of state income tax liabilities that could not be offset by utilizing the Company's NOLs.

The Company recorded net income of $59.4 million for the year ended December 31, 2003, compared with a net loss of $20.8 million for the year ended December 31, 2002.

Liquidity and Capital Resources

At December 31, 2004, the Company had cash and cash equivalents of $258.7 million and working capital of $245.1 million. The Company's primary uses of cash to date have been to fund selling, general and administrative expenses, research and development expenses and the acquisition of the *Azmacort* product.

Net cash provided by operating activities was $196.4 million in 2004, compared to net cash provided by operating activities of $55.6 million in 2003, and $1.2 million of net cash used in operating activities in 2002. The increase in net cash provided by operating activities in 2004 was primarily a result of the increase in net income adjusted for non-cash items, as well as increases in working capital sources of cash. Working capital sources of cash during 2004 included decreases in inventory as well as increases in accounts payable, accrued expenses and advance payments received on license agreements, partially offset by increases in trade accounts receivable, prepaid expenses and other current assets and deferred tax assets. The net cash provided by operating activities in 2003 was primarily a result of net income adjusted for non-cash items partially offset by working capital uses of cash. Working capital uses of cash during 2003 included increases in trade accounts receivable, inventories, prepaid expenses and other current assets and decreases in advance payments from customers, partially offset by increases in accounts payable, accrued expenses and advance payments received on license agreements. The net cash used in operating activities in 2002 was primarily a result of a net loss adjusted for non-cash items partially offset by working capital sources of cash. Working capital sources of cash in 2002 included decreases in the Company's current non-cash assets, except for an increase in trade accounts receivable and increases in the Company's current liabilities.

Net cash used in investing activities was $215.6 million in 2004, compared to $11.0 million in 2003, and $6.7 million in 2002. The significant increase in cash used in investing activities during the year ended December 31, 2004, related principally to the purchase during the 2004 period of the *Azmacort* product, for $206.1 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

In 2004, net cash provided by financing activities was $18.0 million, compared to net cash provided by financing activities of $195.8 million in 2003, and to net cash used in financing activities of $17.8 million in 2002. The decrease in net cash provided by financing activities in 2004 was primarily related to the net proceeds received in 2003 from the Company's stock offering (as described below), which were partially offset by the absence during the 2004 period of the payments made during 2003 against borrowings previously made under the Standby Facility. The decrease in cash provided by financing activities during the 2004 period as compared to 2003 was also partially offset by an increase in cash received from the exercise of stock options and from employee participation in the employee stock purchase plan during 2004.

On December 19, 2002, the Company entered into an agreement with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, whereby Mr. Jaharis agreed to replace the previous $30 million credit facility extended to the Company on July 1, 1998 (which was to expire on December 31, 2002), with the Additional Standby Facility expiring on June 30, 2008. In connection with this new credit arrangement, the Company granted to Mr. Jaharis non-detachable warrants to purchase 1,000,000 shares of the Company's Common Stock at an exercise price based on the market price of the Company's Common Stock on the date that the first draw under this facility occurs. The Company had no borrowings outstanding under the Additional Standby Facility as of December 31, 2004. Borrowings, when outstanding, will bear interest at the prime rate (5.25% as of December 31, 2004), and will be subject to the terms and conditions of borrowings made under the Supplemental Credit Facility, which in addition to including standard and customary loan covenants and conditions, also includes the condition that the death of the lender shall not have occurred, that lender, his spouse, children and entities they control continue to own at least 40% of the Common Stock of the Company and that no material adverse change shall have occurred to the Company or its financial operations. On January 10, 2005, Mr. Jaharis gifted his rights and obligations under the Additional Standby Facility to his wife. All other terms and conditions of the Additional Standby Facility remain unchanged.

On September 1, 1999, the Company formally agreed to the terms of an additional $50 million Supplemental Credit Facility initially entered into with Mr. Jaharis on October 7, 1998. On July 21, 2001, the Company replaced its existing $50 million promissory note payable to Mr. Jaharis with two $25 million promissory notes, one payable in the name of Mr. Jaharis and the other payable in the name of Mr. Jaharis' wife. With this promissory note replacement, all of Mr. Jaharis' existing rights and obligations under the Supplemental Credit Facility, with respect to one-half of the outstanding amount, were transferred to Mrs. Jaharis, and were subsequently transferred by Mrs. Jaharis to a limited partnership (the "Limited Partnership") that she controlled. All other terms and conditions of the Supplemental Credit Facility remained unchanged. Borrowings under the Supplemental Credit Facility were convertible at $4.91 per share and accrued interest at the prime rate. On November 25, 2003, in connection with an equity offering of the Company's Common Stock pursuant to an effective shelf registration statement, the Limited Partnership controlled by Mrs. Jaharis exercised its right to convert $6,137,500 of borrowings outstanding under the Supplemental Credit Facility into 1,250,000 shares of the Company's Common Stock. Those shares were then sold by the Limited Partnership as part of the equity offering. The Company did not receive any proceeds from such sale by the Limited Partnership controlled by Mrs. Jaharis. On December 31, 2003, all then outstanding borrowings under the Supplemental Credit Facility, which totaled $43,862,500 and bore interest at the prime rate, were converted into 8,933,299 shares of the Company's Common Stock. The Supplemental Credit Facility terminated as of December 31, 2003.

On December 21, 1999, Mr. Jaharis agreed to extend another $50 million loan to the Company through the Standby Facility. Borrowings made under the Standby Facility totaled $19 million as of December 31, 2004, are due June 30, 2005, and are also subject to most of the terms and conditions of borrowings made under the Supplemental Credit Facility. In addition to including standard and customary loan covenants and conditions, the Standby Facility includes the conditions that the death of the lender shall not have occurred, that lender, his spouse and children and entities they control continue to own at least 40% of the Common Stock of the Company and that no material adverse change shall have occurred to the Company or its financial operations. In lieu of a conversion feature, the Company granted to Mr. Jaharis non-detachable warrants to purchase 6,000,000 shares of the Company's Common Stock at $5.00 per share, which approximated the market value of the Company's Common Stock on the effective date of the Standby Facility. Mr. Jaharis exercised 2,000,000 and 200,000 warrants to purchase shares of the Company's Common Stock at $5.00 per share on October 13, 2004 and November 24, 2004, respectively. As of December 31, 2004, warrants to purchase 3,800,000 shares of the Company's Common Stock remained outstanding. On January 10, 2005, Mr. Jaharis gifted his rights and obligations under the Standby Facility to his wife. All other terms and conditions of the Standby Facility remain unchanged. The exercise of a significant number of the warrants issued under the Standby Facility will cause material dilution to existing shareholders of the Company. The Company believes that on or prior to the maturity date, it will have sufficient cash, available credit and access to capital from third parties to be able to repay the Standby Facility on a timely basis in the event that Mrs. Jaharis does not elect to exercise all or a portion of the remaining non-detachable warrants to purchase shares of the Company's Common Stock. However, the Company believes that, if the market price of the Company's Common Stock continues to significantly exceed the warrant exercise price established under the Standby Facility, which is $5.00 per share, through the end of the warrant exercise period, Mrs. Jaharis will elect to exercise the warrants available under this facility into shares of Kos Common Stock prior to the end of the warrant exercise period, thereby relieving the Company of the obligation to repay such facility. If such warrant exercise were not to take place for any reason, the Company would be required to utilize its cash flow from operations and its then remaining borrowing capacity under its other facility with Mrs. Jaharis, if such borrowing capacity is available at all, to repay borrowings due under the Standby Facility.

The Company recorded $1.2 million and $3.3 million of interest expense for the years ended December 31, 2004 and 2003, respectively, related to its credit facilities with Mr. Jaharis and his transferees.

In January 2002, the Securities and Exchange Commission declared effective a shelf registration statement (the "Shelf Registration") filed by the Company for the sale, from time to time, of up to $200 million of its Common Stock, Preferred Stock, stock options, warrants and other rights to purchase Common Stock or Preferred Stock. On October 10, 2003, the Company filed a new shelf registration statement that covered the shares of the earlier Shelf Registration (the "Amended Shelf Registration") and which allowed the Limited Partnership to sell up to 1,500,000 shares of the Company's Common Stock in a public offering; and on October 31, 2003, the Company further amended the Amended Shelf Registration to register an aggregate of 1,350,000 shares of Company Common Stock held by Bristol-Myers Squibb Company and the Company's Chairman. The Amended Shelf Registration was declared effective by the Securities and Exchange Commission on October 31, 2003. On November 25, 2003, the Company sold 3,750,000 shares of Common Stock and the Limited Partnership sold 1,250,000 shares of Common Stock (converted from the Supplemental Credit Facility) pursuant to the Amended Shelf Registration. On December 22, 2003, the Company sold an additional 650,000 shares of Common Stock and the Company's Chairman sold 100,000 shares of Common Stock to cover over-allotments as permitted in the Amended Shelf Registration. Net proceeds to the Company resulting from the sale of the 4,400,000 shares of Common Stock totaled $184.3 million. Proceeds from the offerings, other than the proceeds pertaining to the selling shareholders, were mostly used to finance the purchase of the *Azmacort* product from Aventis.

Although the Company currently anticipates that, including the capital available to the Company under the Additional Standby Facility through June 30, 2008 and the Standby Facility through June 30, 2005, it has or has access to an amount of working capital that will be sufficient to fund the Company's operations for the next twelve months, the Company's cash requirements during this period will be substantial and may exceed the

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

amount of working capital available to the Company. The Company's ability to fund its operating requirements and maintain an adequate level of working capital will depend primarily on its ability to continue to generate substantial growth in sales of its *Niaspan*, *Advicor* and *Azmacort* products, its ability to continue to access its credit facilities, its ability to control operating expenses and its ability to maintain the protection afforded by its patents. The Company's failure to generate substantial growth in the sales of *Niaspan*, *Advicor* and *Azmacort*, control operating expenses, or meet the conditions necessary for the Company to obtain funding under the Additional Standby Facility and the Standby Facility, and other events —including the progress of the Company's research and development programs; the costs and timing of seeking regulatory approvals of the Company's products under development; the Company's ability to obtain regulatory approvals in the United States and abroad; the Company's ability to maintain its compliance with FDA regulations and standards without adversely affecting its manufacturing capability or ability to meet its production requirements or profit margins; the Company's ability to manufacture products at an economically feasible cost; costs in filing, prosecuting, defending and enforcing patent claims and other intellectual property rights and the outcome of lawsuits involving the Company's intellectual property; the extent and terms of any collaborative research, manufacturing, marketing, joint venture, or other arrangements; and changes in economic, regulatory, or competitive conditions or the Company's planned business—could cause the Company to require additional capital. In the event that the Company must raise additional capital to fund its working capital needs, it may seek to raise such capital through loans, the issuance of debt securities or equity securities, each of which would require the consent of the Company's current lender. To the extent the Company raises additional capital by issuing equity securities or obtaining borrowings convertible into equity, ownership dilution to existing shareholders will result, and future investors may be granted rights superior to those of existing shareholders. Moreover, additional capital may not be available to the Company on acceptable terms, or at all.

Contractual Obligations

The following table summarizes the Company's significant contractual obligations at December 31, 2004, and the effect such obligations are expected to have on Kos' liquidity and cash flows in future periods. This table excludes amounts already recorded on the Company's balance sheet as current liabilities as of December 31, 2004.

	Payments Due by Period				
(in millions)	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Operating lease obligations	$ 8.0	$13.6	$7.1	$14.7	$43.4
Employment agreements	1.4	2.5	1.9	1.1	6.9
Short-term obligations	19.0	—	—	—	19.0
Capital lease	0.1	0.2	—	—	0.3
Total contractual obligations	$28.5	$16.3	$9.0	$15.8	$69.6

As of December 31, 2004, the only long-term obligations of the Company subject to interest expense were its capital leases. The Company will be subject to interest expense related to its capital leases of $12,000 and $7,000 during 2005 and for the period from 2006 through 2007, respectively.

Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. The Company's purchase orders are based on its current manufacturing or operating needs and are fulfilled by its vendors within a short period of time. As of December 31, 2004, the Company had commitments for raw materials with two of its vendors totaling approximately $2.0 million.

Contractual obligations such as sponsored research and licensing agreements that are contingent upon the achievement of certain milestones are not included in the table above. Such arrangements are not considered contractual obligations until the milestone is met by the third party and, in most cases, are cancelable at the option of the Company. As of December 31, 2004, assuming all future milestones were met, additional required payments related to sponsored research and licensing agreements would be approximately $2.0 million.

On October 23, 2002, the Company signed an exclusive international commercialization agreement with Merck KGaA ("Merck") to market the *Niaspan* and *Advicor* products outside the United States, Canada and Japan (the "Merck Agreement"). As of December 31, 2004, in connection with the Merck Agreement, Kos had received $20.0 million in upfront, reimbursement and milestone payments from Merck, including $15.0 million of upfront and reimbursement payments (of which $3.8 million is currently refundable to Merck if Kos fails to achieve certain regulatory milestones). Refundable amounts under the Merck Agreement are not included in the table above.

On November 4, 2003, the Company and Takeda announced a three-year agreement to co-promote *Niaspan* and *Advicor* in the United States. Obligations associated with Takeda and with a contract sales organization ("CSO") are based upon net sales of the Company and are not included in the table above. The Company will pay Takeda a royalty on incremental net sales of the Company's *Niaspan* and *Advicor* products in the United States above a certain baseline amount. This co-promotion arrangement has a three-year term commencing January 2004 and provides for residual payments to Takeda after the three years, if the parties do not renew the agreement. The Company will pay the CSO a royalty based on net sales of the Company's *Niaspan* and *Advicor* products during a five-year period beginning January 1, 2002 (the "CSO Agreement"). The royalty amounts payable to the CSO are subject to a cumulative minimum of $50 million over the term of the CSO Agreement, not to exceed $65 million over such contract term. Through December 31, 2004, the Company had incurred $28.6 million in royalties related to the CSO Agreement.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on changes to agreed-upon amounts for some obligations. Amounts disclosed as contingent or milestone-based obligations are dependent on the achievement of the milestones or the occurrence of the contingent events and can vary significantly.

Forward-Looking Information: Certain Cautionary Statements

Statements contained in this Annual Report may contain information that includes or is based upon forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements present the Company's expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They frequently are accompanied by words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning. In particular, these include statements relating to the Company's ability to: increase the amount of the sales of its products, including the success of its relationship with its co-promotion and commercialization partners; respond to competitive pressures from competing therapies for the treatment of cardiovascular, respiratory and other conditions that are the focus of the Company's products; successfully develop and commercialize new products under development and within expected time frames; successfully acquire new products; successfully integrate and promote newly acquired products, including *Azmacort*; continue its strong financial performance and that of its products; increase its stock price; protect the strength of its patents; achieve a successful conclusion to the ongoing litigation with Barr Laboratories, Inc.; achieve market clearance for its products outside the

Management's Discussion and Analysis of Financial Condition and Results of Operations *(continued)*

United States; commercialize its products outside the United States; have a successful relationship with Merck and Oryx; successfully obtain regulatory approval for its products; achieve its goal for future sales levels, operating margins, earnings growth and shareholder value; continue to manufacture and supply sufficient quantities of *Niaspan* and *Advicor* and to source an adequate supply of *Azmacort*; achieve its goal for future growth in its market share of the U.S. cholesterol market; meet the conditions necessary to obtain funding under its funding arrangements; increase the level of capital expenditures in future periods; and meet its expectations regarding future capital needs. These forward-looking statements are subject to risks and uncertainties which may cause actual results to differ materially from those projected in a forward-looking statement. These risks and uncertainties include the continued market acceptance of the *Advicor* product, the expected continued growth in sales of the *Niaspan* product, the ability of Kos to continue to build awareness for *Advicor* within the medical community, the ability of the Company to generate increasing sales of *Advicor* without diminishing the sales of *Niaspan*, the success of the Company's relationship with Takeda, the Company's ability to commercialize its products outside the United States and the success of its relationship with Merck and Oryx, the Company's ability to attract and retain sales professionals, the Company's ability to successfully develop and commercialize new products under development and within expected time frames, the Company's ability to avoid the re-importation of its products into the United States at prices that are lower than those maintained by the Company in the United States, the market acceptance of the *Azmacort* product, the growth in sales of the *Azmacort* product, the Company's ability to build awareness of *Azmacort* within the medical community, the Company's ability to continue to manufacture and supply sufficient quantities of *Niaspan* and *Advicor* and to source and maintain adequate supply of *Azmacort*, the Company's ability to increase its stock price, grow revenue, control expenses and grow earnings and shareholder value, the Company's ability to meet the conditions necessary to obtain funding under its funding arrangements, the Company's ability to retain sufficient cash, available credit and access to capital from third parties to be able to repay its credit obligations on a timely basis and meet its expectations regarding future capital needs, the protection afforded by the Company's patents, the Company's ability to maintain compliance with FDA standards without adversely affecting its manufacturing capability or ability to meet its production requirements, the Company's ability to ensure compliance with prescription sales and marketing laws and regulations, changes in the regulatory environment governing the Company's compliance with the FDA and the Patent and Trademark Office, the Company's ability to minimize the fluctuation of wholesaler and distributor buying patterns, including through the use of inventory management agreements, the Company's ability to prevent generic manufacturers from distributing generic extended-release niacin products, the Company's ability to achieve a successful resolution of the on-going litigation with Barr Laboratories, Inc., the Company's ability to maintain compliance with various government regulations, including those established by the U.S. Department of Health and Human Services and the Department of Justice, the effect of conditions in the pharmaceutical industry and the economy in general, changes in the business and regulation of health reimbursement, as well as certain other risks. A more detailed discussion of risks attendant to the forward-looking statements included in this Annual Report is set forth in the Company's Form 10-K for the period ended December 31, 2004. Further, certain forward-looking statements are based upon assumptions of future events, which may not prove to be effective. Forward-looking statements included herein are made only as of the date such statements are made, and the Company does not undertake any obligation to publicly update or correct any forward-looking statement to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware. Subsequent written and oral forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified to in their entirety by the cautionary statements set forth herein and in other reports filed by the Company with the Securities and Exchange Commission.

Market for the Company's Common Stock and Related Shareholder Matters

The Company's Common Stock, par value $.01 per share, commenced trading on March 7, 1997, on the Nasdaq National Market under the symbol "KOSP." As of March 1, 2005, there were 449 registered shareholders of record of the Company's Common Stock.

The following table sets forth, for the fiscal periods indicated, the range of high and low prices for trades of the Company's Common Stock on the Nasdaq National Market System.

Year Ended December 31, 2004	High	Low
First Quarter	**$59.41**	**$37.06**
Second Quarter	**44.40**	**29.55**
Third Quarter	**39.41**	**28.00**
Fourth Quarter	**45.74**	**33.45**
Year Ended December 31, 2003	High	Low
First Quarter	$20.89	$15.51
Second Quarter	27.10	16.79
Third Quarter	42.86	22.50
Fourth Quarter	47.73	32.42

The Company has not declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain future earnings, if any, to fund the development and growth of its business and does not intend to pay dividends on its Common Stock in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

The Company's exposure to market risk is limited primarily to fluctuating interest rates associated with variable rate indebtedness that is subject to interest rate changes in the United States. The Company does not use, nor has it historically used, derivative financial instruments to manage or reduce market risk. At December 31, 2004, the Company had $19 million of variable rate indebtedness bearing interest at the prime rate (5.25% at December 31, 2004).

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003
Assets		
Current Assets:		
Cash and cash equivalents	**$258,702,556**	$ 259,957,534
Trade accounts receivable, net	**74,567,946**	37,465,695
Inventories, net	**10,649,370**	6,406,125
Prepaid expenses and other current assets	**11,571,944**	10,123,004
Current deferred tax asset, net	**41,185,755**	—
Total current assets	**396,677,571**	313,952,358
Fixed Assets, net	**23,340,585**	17,841,356
Long Term Deferred Tax Asset, net	**13,346,245**	—
Intangible Assets, net	**150,078,880**	—
Other Assets	**3,482,467**	3,727,457
Total assets	**$586,925,748**	$ 335,521,171
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	**$ 9,160,532**	$ 7,784,968
Accrued expenses	**104,898,205**	43,313,390
Advance payment received on license agreement, net of amortized amount	**18,384,492**	14,770,794
Note payable to shareholder	**19,000,000**	—
Current portion of capital lease obligations	**131,820**	24,614
Total current liabilities	**151,575,049**	65,893,766
Notes Payable to Shareholder, net of current portion	**—**	30,000,000
Capital Lease Obligations, net of current portion	**208,518**	—
Commitments and Contingencies (Notes 1, 12 and 14)		
Shareholders' Equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	**—**	—
Common stock, $.01 par value, 50,000,000 shares authorized, 40,211,375 and 36,791,290 shares issued and outstanding as of December 31, 2004 and 2003, respectively	**402,114**	367,913
Additional paid-in capital	**526,462,711**	473,601,791
Restricted stock grant	**(94,568)**	(394,895)
Accumulated deficit	**(91,628,076)**	(233,947,404)
Total shareholders' equity	**435,142,181**	239,627,405
Total liabilities and shareholders' equity	**$586,925,748**	$ 335,521,171

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2004	2003	2002
Net sales	**$495,544,530**	$293,907,409	$172,692,718
Licensing revenue	**1,559,359**	—	—
Total revenue	**497,103,889**	293,907,409	172,692,718
Cost of sales (for 2004, does not include $10.3 million of amortization charges related to the *Azmacort* developed and core technology intangible asset acquired from Aventis; see Note 6)	**36,925,890**	20,038,529	15,361,756
	460,177,999	273,868,880	157,330,962
Operating expenses:			
Research and development	**111,064,304**	52,202,981	43,980,867
Selling, general and administrative	**235,717,688**	156,469,215	130,144,643
Total operating expenses	**346,781,992**	208,672,196	174,125,510
Income (loss) from operations	**113,396,007**	65,196,684	(16,794,548)
Other expense (income):			
Interest income, net	**(2,387,839)**	(613,984)	(160,274)
Interest expense, related parties	**1,209,465**	3,316,367	4,038,563
Interest expense, other	**8,415**	3,575	7,306
Other expense (income)	**(3,577,304)**	198,332	136,021
Total other expense (income)	**(4,747,263)**	2,904,290	4,021,616
Income (loss) before provision for income taxes	**118,143,270**	62,292,394	(20,816,164)
Provision for/(Benefit from) income taxes	**(24,176,058)**	2,878,821	—
Net income (loss)	**$142,319,328**	$ 59,413,573	$ (20,816,164)
Basic earnings (loss) per share of Common Stock	**$ 3.76**	$ 2.71	$ (1.01)
Diluted earnings (loss) per share of Common Stock	**$ 3.13**	$ 1.53	$ (1.01)
Weighted average shares of Common Stock and Common Stock equivalents outstanding:			
Basic	**37,897,597**	21,913,928	20,582,205
Diluted	**45,835,563**	41,033,325	20,582,205

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity (Deficit)

	Common Stock		Additional Paid-in	Restricted	Accumulated	
	Shares	Amount	Capital	Stock Grant	Deficit	Total
Balance at December 31, 2001	20,492,371	$ 204,924	$ 214,895,089	$ (994,521)	$(272,544,813)	$ (58,439,321)
Common Stock issued to employees under Kos Savings Plan	42,353	424	760,891	—	—	761,315
Issuance of Common Stock to employees under Stock Purchase Plan	77,003	770	1,624,184	—	—	1,624,954
Exercise of stock options	196,132	1,961	1,646,621	—	—	1,648,582
Compensation expense on restricted Common Stock grant	—	—	—	300,000	—	300,000
Compensation cost on Common Stock warrants award	—	—	211,500	—	—	211,500
Net loss	—	—	—	—	(20,816,164)	(20,816,164)
Balance at December 31, 2002	20,807,859	208,079	219,138,285	(694,521)	(293,360,977)	(74,709,134)
Issuance of Common Stock	4,400,000	44,000	184,232,585	—	—	184,276,585
Conversion of Note Payable to Shareholder to Common Stock	10,183,299	101,833	49,898,167	—	—	50,000,000
Common Stock issued to employees under Kos Savings Plan	45,449	454	1,078,873	—	—	1,079,327
Issuance of Common Stock to employees under Stock Purchase Plan	125,267	1,253	1,981,565	—	—	1,982,818
Exercise of stock options	1,229,416	12,294	13,604,654	—	—	13,616,948
Compensation expense on restricted Common Stock grant	—	—	—	299,626	—	299,626
Compensation cost on Common Stock warrants and modification of stock option grant	—	—	2,534,231	—	—	2,534,231
Tax benefit of stock option exercises	—	—	1,133,431	—	—	1,133,431
Net income	—	—	—	—	59,413,573	59,413,573
Balance at December 31, 2003	36,791,290	367,913	473,601,791	(394,895)	(233,947,404)	239,627,405
Conversion of Note Payable to Shareholder to Common Stock	2,200,000	22,000	10,978,000	—	—	11,000,000
Common Stock issued to employees under Kos Savings Plan	41,139	411	1,569,215	—	—	1,569,626
Issuance of Common Stock to employees under Stock Purchase Plan	110,778	1,108	2,632,027	—	—	2,633,135
Exercise of stock options	1,068,168	10,682	15,433,678	—	—	15,444,360
Compensation expense on restricted Common Stock grant	—	—	—	300,327	—	300,327
Tax benefit of stock option exercises	—	—	22,248,000	—	—	22,248,000
Net income	—	—	—	—	142,319,328	142,319,328
Balance at December 31, 2004	**40,211,375**	**$402,114**	**$526,462,711**	**$ (94,568)**	**$(91,628,076)**	**$435,142,181**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2004	2003	2002
Cash Flows from Operating Activities:			
Net Income (Loss)	**$ 142,319,328**	$ 59,413,573	$(20,816,164)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—			
Provision for doubtful accounts	**237,577**	217,143	150,000
Depreciation	**4,311,529**	3,310,964	2,110,538
Amortization	**10,982,631**	—	—
Provision for inventory obsolescence	**959,859**	770,538	480,000
Recognition of deferred revenue under license agreement	**(1,136,306)**	—	—
Reimbursement recognized under license agreement	**(249,996)**	(229,206)	—
Loss from disposal of fixed assets	**364,293**	197,606	131,806
Deferred income tax benefit	**(24,176,058)**	—	—
Common Stock issued to employees under Kos Savings Plan	**1,569,626**	1,079,327	761,315
Compensation expense on restricted stock grant	**300,327**	299,626	300,000
Compensation cost on Common Stock warrants and options	**—**	2,534,231	211,500
Tax benefit of stock option exercises	**22,248,000**	1,133,431	—
Write-off of acquired in-process research and development	**38,000,000**	—	—
Changes in operating assets and liabilities:			
Trade accounts receivable	**(37,339,828)**	(15,982,827)	(10,560,920)
Inventories	**1,796,896**	(1,249,649)	1,325,155
Prepaid expenses and other current assets	**(1,448,940)**	(4,228,711)	2,072,165
Deferred tax assets	**(30,355,942)**	—	—
Other assets	**10,000**	(74,152)	10,592
Accounts payable	**1,375,564**	597,447	2,490,167
Accrued expenses	**61,584,815**	11,152,668	8,456,207
Advance payments from customers	**—**	(9,128,668)	2,437,476
Advance payment received on license agreement	**5,000,000**	5,796,875	9,203,125
Net cash provided by (used in) operating activities	**196,353,375**	55,610,216	(1,237,038)

(continued)

Consolidated Statements of Cash Flows *(continued)*

	For the Year Ended December 31,		
	2004	2003	2002
Cash Flows from Investing Activities:			
Capital expenditures and deposits on fixed assets to be acquired	**$ (9,535,881)**	$ (11,043,794)	$ (6,729,750)
Product acquisition	**(206,061,511)**	—	—
Purchases of marketable securities	**—**	(13,564,297)	—
Sales of marketable securities	**—**	13,564,297	—
Net cash used in investing activities	**(215,597,392)**	(11,043,794)	(6,729,750)
Cash Flows from Financing Activities:			
Net proceeds from issuance of Common Stock	**—**	184,276,585	—
Proceeds from issuance of Common Stock to employees under Stock Purchase Plan	**2,633,135**	1,982,818	1,624,954
Net proceeds from exercise of stock options	**15,444,360**	13,616,948	1,648,582
Borrowings under Notes Payable to Shareholder	**—**	—	18,000,000
Payments of Notes Payable to Shareholder	**—**	(4,000,000)	(39,000,000)
Payments under capital lease obligations	**(88,456)**	(57,285)	(53,253)
Net cash provided by (used in) financing activities	**17,989,039**	195,819,066	(17,779,717)
Net increase (decrease) in cash and cash equivalents	**(1,254,978)**	240,385,488	(25,746,505)
Cash and Cash Equivalents, beginning of period	**259,957,534**	19,572,046	45,318,551
Cash and Cash Equivalents, end of period	**$ 258,702,556**	$259,957,534	$ 19,572,046
Supplemental Disclosure of Cash Flow Information:			
Interest paid	**$ 1,444,801**	$ 3,075,218	$ 3,833,472
Income taxes paid	**5,454,000**	2,459,898	130,702
Supplemental Disclosure of Non-cash Information:			
Conversion of Note Payable to Shareholder to Common Stock (See Note 8)	**$ 11,000,000**	$ 50,000,000	$ —
Acquisition of equipment under capital lease obligations	**404,180**	—	—

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. General

Kos Pharmaceuticals, Inc. ("Kos" or the "Company") develops prescription pharmaceutical products principally for the cardiovascular and respiratory markets.

On July 28, 1997, the Company received clearance from the U.S. Food and Drug Administration ("FDA") to market *Niaspan®* for the treatment of mixed lipid disorders, a condition in which a patient is observed to have several abnormalities in the levels of the fatlike substances, called lipids, that contribute to heart disease. *Niaspan* is the only once-a-day prescription and the first extended-release formulation of any type of product with niacin as the active ingredient ever approved by the FDA for the treatment of mixed lipid disorders. *Niaspan* is indicated for the following: (i) reduce elevated total cholesterol, low-density lipoprotein cholesterol, commonly referred to as LDL or "bad cholesterol," and apolipoprotein B, another lipid particle, and increase low high-density lipoprotein cholesterol, commonly referred to as HDL or "good cholesterol"; (ii) reduce very high serum triglycerides, which are fatty substances in the blood that contribute to heart disease; (iii) reduce elevated total and LDL cholesterol when used in combination with a bile-binding resin, which is a different class of drugs that reduces bad cholesterol; (iv) reduce recurrent nonfatal myocardial infarction, or the recurrence of nonfatal heart attacks; and (v) promote the regression or slow the progression of atherosclerosis, which is a medical condition involving the narrowing of the arteries to the heart, when combined with bile-binding resins. Additionally, *Niaspan's* prescribing information references its ability to significantly reduce lipoprotein (a), which is referred to as the "very bad cholesterol" and is an independent risk factor for coronary heart disease.

On January 28, 2002, the Company launched *Advicor®*, a solid-dose drug containing *Niaspan* and lovastatin, which is a currently marketed cholesterol-lowering drug, for the treatment of mixed lipid disorders. The Company believes that a once-a-night tablet with the combined complementary properties of its *Niaspan* product and lovastatin represents an effective method for treating patients with mixed lipid disorders.

On March 8, 2004, the Company announced that it had entered into a product acquisition agreement with Aventis Pharmaceuticals Holdings Inc. (the "Azmacort Acquisition Agreement") and a finished product supply agreement (the "Azmacort Supply Agreement" and together with the Azmacort Acquisition Agreement, the "Aventis Agreements") with Aventis Pharmaceuticals Inc. (collectively with Aventis Pharmaceuticals Holdings Inc., "Aventis") to acquire global rights to the *Azmacort®* (triamcinolone acetonide) inhalation aerosol franchise. The transaction was completed on March 31, 2004. Accordingly, Kos began recording revenue for all sales related to the *Azmacort* product beginning April 1, 2004.

No assurance can be given that the Company's products can be successfully marketed, that products under development can be successfully formulated or manufactured at acceptable cost and with appropriate quality, or that required regulatory approvals will be obtained. The Company is subject to a number of other risks including, but not limited to, uncertainties related to market acceptance, future capital needs and uncertainty of additional funding, including its ability to meet all of the conditions necessary to obtain funding under its credit facilities with Michael Jaharis and his transferees; uncertainties related to the protection afforded by the Company's patents and patent applications; uncertainties related to foreign regulatory approvals; uncertainties related to patents and trademarks, including interference and risk of infringement and the outcome of litigation related to the Company's intellectual property, including the litigation with Barr Laboratories, Inc.; uncertainties relating to the timing of any generic entry into the extended-release niacin market; uncertainties related to competition and technological changes, government regulation, dependence on product development collaborators, limited manufacturing experience and risk of scale-up, dependence on single sources of supply; and no assurances of adequate third-party reimbursement. The likelihood of the success of the Company also must be considered in light of the uncertainty caused by problems, expenses, complications and delays frequently encountered in connection with the development of new business ventures.

2. Summary of Significant Accounting Policies

Basis of Presentation: The Consolidated Financial Statements include the results of the Company and its subsidiaries, Aeropharm Technology, LLC and Kos Life Sciences, LLC. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification: Balances related to the Company's sales returns and allowances have been reclassified on the Company's Consolidated Financial Statements and Related Notes to Consolidated Financial Statements as of December 31, 2003, 2002 and 2001, in order to conform to the current year presentation.

Notes to Consolidated Financial Statements *(continued)*

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions made by management in the preparation of the accompanying financial statements include the allowance for doubtful accounts; reserves for inventory obsolescence, product returns, chargebacks, managed care rebates, reimbursements relating to Medicaid and Medicare discounts and other sales allowances; estimation of customer inventory levels; estimation of the useful lives and realizability of recorded intangible assets; and the accounting for income taxes. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Allowance for Doubtful Accounts: The Company specifically analyzes its trade receivables and provides reserves for items determined not to be collectable. In addition, the Company provides general reserves for a portion of receivables where items, generally based on age, are deemed to represent a significant risk of loss. Historically, the Company has not had significant write-offs of its trade accounts receivable.

Inventories: Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. Components of inventory cost include raw materials, labor and manufacturing overhead. The Company considers factors such as the amount of inventory on hand, estimated time required to sell such inventories, remaining shelf life and current market conditions to determine whether inventories are stated at the lower of cost or market.

Certain raw materials used by the Company in the manufacture of its *Niaspan* and *Advicor* products are available from a limited number of suppliers. The Company obtains the *Azmacort* product pursuant to a supply agreement with Aventis that will remain in effect until at least March 31, 2009. As such, the Company relies on Aventis to manufacture and supply adequate quantities of the finished *Azmacort* product. Although there is one other company that is currently qualified to manufacture and supply the *Azmacort* product, the Company does not have any contractual arrangement with such other entity. As a result, the Company relies solely on Aventis to supply the Company with the *Azmacort* product. The Company is also dependent on its other suppliers to allocate a sufficient portion of their capacity to meet the Company's needs.

Long-Lived Assets: The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by the comparison of the carrying amount of the assets to the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

The Company evaluates the recoverability of long-lived assets held for sale by comparing the asset's carrying amount with its fair value less cost to sell. No assets were held for sale as of December 31, 2004 or 2003.

Fair Value of Financial Instruments: As of December 31, 2004 and 2003, the carrying amount of cash and cash equivalents, trade accounts receivable and accounts payable approximates fair value due to the short-term nature of these accounts. The fair value of notes payable to shareholder is determined using interest rates in effect as of the balance sheet date and, because interest expense is payable utilizing variable rates that re-price frequently, the carrying value approximates fair value.

Concentration of Credit Risk: The Company maintains its cash and cash equivalents with a major financial institution. The Company performs periodic evaluations of the relative credit standing of this institution to limit its credit risk exposure.

The Company conducts a significant amount of its sales with a limited number of large pharmaceutical wholesalers and warehousing chains. Accordingly, 94% of the trade accounts receivable before allowances at December 31, 2004, were represented by five of these customers. The Company performs periodic evaluations of the financial condition of all customers to limit its credit risk exposure, but does not obtain collateral. The Company has no significant off-balance-sheet concentrations of credit risk.

Revenue Recognition: Sales and the related cost of sales are recognized at the time product arrives at the customer's location. The Company's largest customers are distributors who warehouse product and, in turn, sell that product to retailers and others. Net revenue by product for the years ended December 31, 2004, 2003 and 2002, respectively, are as follows:

	December 31,		
	2004	2003	2002
Niaspan	**$319,071,000**	$226,541,000	$145,646,000
Advicor	**108,197,000**	67,366,000	27,047,000
Azmacort	**68,277,000**	—	—
Other	**1,559,000**	—	—
Total	**$497,104,000**	$293,907,000	$172,693,000

Net sales consist of gross sales to the Company's customers less provisions for expected returns from customers, customer discounts and rebates and chargebacks to managed care organizations and government units with whom the Company has contracts. These provisions totaled $180.3 million, $83.0 million and $44.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The most significant of these amounts is the Company's provision for rebates and chargebacks to managed care organizations and governmental units. For the years ended December 31, 2004 and 2003, Kos' provision for managed care and government rebates and chargebacks increased as a percentage of gross sales by 22% and 14%, respectively, over the preceding period, mostly as a result of increased availability of the Company's *Niaspan* and *Advicor* products to patients having access to medical care through managed care organizations and government units, including the second quarter 2004 Kos introduction of the *Azmacort* product. Included in "Accrued expenses" in the accompanying Consolidated Balance Sheets are $52.8 million and $20.3 million at December 31, 2004 and 2003, respectively, related to these provisions.

The most pertinent inputs used in the estimation of the Company's sales allowances and accruals, and product inventory levels in its distribution channel (as discussed below), include prescription data (derived from a third-party publication), consumer price index (derived from a third-party publication), product best price (derived from the Company's contractual arrangements) and average manufacturer price ("AMP") (computational in nature using historical data). Of these inputs, prescription data and AMP require significant estimation.

Accounting for Product Returns—Impact on Revenue Recognition: The Company's return policy allows a customer to return product no sooner than six months prior to the product's expiration date and no later than one year after the product's expiration date. The Company periodically evaluates the volume of its products that are in customer inventories or elsewhere in the distribution channel to determine whether increased risk of product returns exists. For the period from the introduction of its *Niaspan* and *Advicor* products through December 31, 2002, Kos' return risk expectations were consistently based on its limited product return experience given the early-stage nature of its products and of the Company. Accordingly, Kos established a specific return risk estimate based on estimated inventory levels in the distribution channel that was used to determine the amount of revenue that could be recorded during a given period. During the quarter ended March 31, 2003, as a result of the significant history of minimal returns for both products since their introduction, Kos revised its return risk estimates to reflect the historically low product return patterns.

This change in accounting estimate resulted in the Company recognizing as revenue all product shipments made during the year ended December 31, 2003, as well as $11.1 million of its prior period product shipments not previously recognized as revenue because of its previous product return risk exposure estimates. The impact of this change in estimate increased the Company's reported revenues, net income, and basic and diluted earnings per share by $11.1 million, $9.9 million, and $0.45 per share and $0.24 per share, respectively, for the year ended December 31, 2003. The Company will continue to monitor wholesaler inventory levels, and, if the Company's product return risk exceeds acceptable levels, the Company may be required to not recognize the revenue and related costs associated with the excess inventory until such return risk is mitigated.

Shipping and Handling Costs: The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs are classified as "Cost of sales" in the accompanying Consolidated Statements of Operations.

International Commercialization Agreement with Merck: On October 23, 2002, the Company signed an exclusive international commercialization agreement with Merck KGaA ("Merck") to market the Company's *Niaspan* and *Advicor* products outside the United States, Canada and Japan

Notes to Consolidated Financial Statements *(continued)*

(the "Merck Agreement"). Under terms of the Merck Agreement, Merck will provide Kos up to $61.0 million in licensing, upfront, milestone and reimbursement payments. Kos, which manufactures the product supplied to Merck, receives licensing revenue amounting to 25% of net sales of the products in the territory, which includes the cost of goods sold, and upfront and milestone payments upon the achievement of certain regulatory approvals and sales thresholds. During the year ended December 31, 2004, Kos received $5.0 million from Merck related to the attainment of certain milestones and, through December 31, 2004, has received $20.0 million in upfront, reimbursement and milestone payments from Merck, including $15.0 million of upfront and reimbursement payments (of which $3.8 million is currently refundable to Merck if Kos fails to achieve certain regulatory milestones). Merck is responsible for conducting Phase IV clinical studies and commercialization activities while Kos is responsible for obtaining initial marketing authorization in all major European countries and for the supply and manufacturing of the products.

The Company's policy with respect to the Merck Agreement is to (i) record licensing revenue as the product sales are made by Merck; (ii) record milestone and upfront payments as licensing revenue following milestone attainment by systematically recognizing such payments as revenue over the then remaining agreement period, using the straight-line method; and (iii) record reimbursement payments received from Merck by systematically recognizing such payments as an offset to operating expenses over the then remaining agreement period, using the straight-line method.

For the year ended December 31, 2004, the Company recorded $1.6 million of licensing revenue and amortization of upfront and milestone payments received pursuant to the Merck Agreement. During the years ended December 31, 2004 and 2003, the Company also recorded $0.3 million and $0.2 million, respectively, as an offset to research and development expenses pursuant to the Merck Agreement.

The Company expects to continue to recognize as revenue or as an offset to research and development expenses, over the remaining term of the Merck Agreement, the upfront, reimbursement and milestone payments received from Merck. Included in "Advance payment received on license agreement, net of amortized amount" in the accompanying Consolidated Balance Sheets as of December 31, 2004, are $18.4 million related to upfront, reimbursement and milestone payments received from Merck that are expected to be recognized as licensing revenue or as an offset to research and development expenses in future periods.

Co-Promotion and Strategic Alliance Arrangements: On October 17, 2003, the Company entered into a three-year agreement with Takeda Pharmaceuticals North America, Inc. ("Takeda") to co-promote *Niaspan* and *Advicor* in the United States. Pursuant to this agreement, Takeda will utilize its U.S.-based sales force to promote *Niaspan* and *Advicor* in addition to its own product. Takeda is responsible for providing a significant promotional effort and for all costs associated with its sales force, including promotional materials and samples. The Company is responsible for manufacturing and supplying both products and collects and records all sales associated with its products. Takeda receives a royalty on incremental net sales of the products in the United States above a certain baseline amount. This co-promotion arrangement has a three-year term commencing January 2004 and provides for residual payments to Takeda after the three years, if the parties do not renew the agreement.

Fixed Assets: Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets or lease terms as follows:

	Years
Furniture and equipment	5
Computer software and hardware	3–5
Laboratory and manufacturing equipment	10
Leasehold improvements	Shorter of 7–10 years or lives of leases

Effective January 1, 2002, the Company made certain prospective changes in the estimated useful lives of most of its fixed assets. This change was made to better reflect how the assets are expected to be used over time and to provide a better matching of revenues and expenses. The effect of this change on net loss for 2002 was not material.

Research and Development Expenses: All research and development expenses are reflected in the Company's Consolidated Statements of Operations as incurred.

Advertising Expense: The Company records the cost of its advertising efforts when services are performed or goods are delivered. The Company recorded $7.5 million, $6.8 million and $7.3 million in advertising expense for the years ended December 31, 2004, 2003 and 2002, respectively.

Income Taxes: The provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"), require, among other things, recognition of future tax benefits measured at enacted rates attributable to the deductible temporary differences between the financial statement and income tax bases of assets and liabilities and to tax net operating carryforwards ("NOLs"), to the extent that the realization of such benefits is "more likely than not" (see Note 9). Under SFAS 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings (loss) Per Share: Basic earnings (loss) per share is determined by dividing the Company's net income (loss) by the weighted average number of shares of Common Stock outstanding. Diluted income (loss) per share also includes dilutive Common Stock equivalents outstanding after applying the "treasury stock" method to outstanding stock options and warrants and the "if converted" method to convertible debt. A reconciliation of the numerator and denominator of the basic and diluted earnings per share computation is as follows:

	2004	2003	2002
Numerator:			
Net income (loss)	**$142,319,328**	$59,413,573	$(20,816,164)
Interest expense from convertible debt	**1,209,465**	3,316,367	N/A
Diluted net income (loss)	**$143,528,793**	$62,729,940	$(20,816,164)
Denominator:			
Basic weighted average number of shares outstanding	**37,897,597**	21,913,928	20,582,205
Effect of dilutive securities:			
Stock options	**2,372,889**	3,078,860	—
Non-detachable warrants (See Note 8)	**5,542,077**	6,000,000	—
Convertible debt (See Note 8)	—	10,032,113	—
Other Common Stock warrants shares outstanding (See Note 12)	**23,000**	8,424	—
Diluted weighted average number of shares outstanding	**45,835,563**	41,033,325	20,582,205
Basic earnings (loss) per share of Common Stock	**$ 3.76**	$ 2.71	$ (1.01)
Diluted earnings (loss) per share of Common Stock	**3.13**	1.53	(1.01)

The following Common Stock equivalents have been excluded from the calculation of weighted average shares outstanding because their impact is antidilutive:

	2004	2003	2002
Stock options	**2,950,125**	167,000	6,544,822
Non-detachable warrants (See Note 8)	—	—	6,000,000
Convertible debt (See Note 8)	—	—	10,183,299
Total	**2,950,125**	167,000	22,728,121

Reporting of Comprehensive Income or Loss: SFAS No. 130 "Reporting Comprehensive Income", establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. Comprehensive income or loss refers to revenues, expenses, gains and losses that are not included in net income or loss but rather are recorded directly in shareholders' equity, such as certain unrealized gain or loss items. The Company's reported net income (loss) equals comprehensive income (loss) for all periods presented.

Notes to Consolidated Financial Statements *(continued)*

Accounting for Stock-Based Compensation: As permitted by SFAS No. 148, "Accounting for Stock-Based Compensation" ("SFAS 148"), which amended SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for options issued to employees and to outside directors (after June 30, 2000) under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Consequently, no compensation cost has been recognized on options issued to employees because the exercise price of such options was not less than the market value of the Common Stock on the date of grant. Had compensation cost for options issued to employees been determined consistent with SFAS 148, the Company's net income (loss) and net income (loss) per share would have been the "Pro forma" amounts shown in the following table:

	2004	2003	2002
Net income (loss):			
As reported	**$142,319,328**	$ 59,413,573	$(20,816,164)
Option modification expense under APB 25	**—**	774,368	—
Stock-based employee compensation expense under fair value method	**(24,990,213)**	(22,373,131)	(14,837,272)
Pro forma	**$117,329,115**	$ 37,814,810	$(35,653,436)
Net income (loss) per share:			
As reported:			
Basic	**$ 3.76**	$ 2.71	$ (1.01)
Diluted	**3.13**	1.53	(1.01)
Pro forma:			
Basic	**$ 3.10**	$ 1.73	$ (1.73)
Diluted	**2.63**	1.02	(1.73)
Number of shares used in calculation:			
As reported:			
Basic	**37,897,597**	21,913,928	20,582,205
Diluted	**45,835,563**	41,033,325	20,582,205
Pro forma:			
Basic	**37,897,597**	21,913,928	20,582,205
Diluted	**45,137,279**	40,332,908	20,582,205

Recent Accounting Pronouncements: In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities on Interpretation of ARB No. 51" ("FIN 46"), to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB issued FIN 46(R) to clarify certain provisions of FIN 46 and to modify the effective date of such provisions for public companies. Until now, a company generally has included another entity in its Consolidated Financial Statements only if it controlled the entity through voting interests. FIN 46 changes that by requiring a variable interest entity (as defined) to be consolidated by a company if that company is subject to a majority of the expected losses (as defined) from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. FIN 46(R) was effective for all variable interest entities no later than March 31, 2004, and in the case of certain variable interest entities, was applicable as of earlier dates. The adoption of FIN 46(R) did not impact the Company's financial position or results of operations because the Company does not have any variable interest entities or SPEs.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 requires that the allocation of fixed production overhead costs be based on the normal capacity of the production facilities and that unallocated overhead costs be recognized as an expense in the period incurred. In addition, other items such as abnormal freight, handling costs and wasted materials require treatment as current period charges rather than as a portion of the inventory cost. SFAS 151 is effective for inventory costs incurred during periods beginning after June 15, 2005. The Company is currently evaluating the impact of the adoption of SFAS 151 on its Consolidated Financial Statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires measurement of all employee stock-based compensation awards using a fair value method and the recording of such expense in the Consolidated Financial Statements. In addition, the adoption of SFAS 123R will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. SFAS 123R is effective for the Company beginning in the third quarter of 2005. The Company is evaluating the requirements of SFAS 123R and it expects that the adoption of SFAS 123R will have a material impact on its results of operations and financial condition. The Company has not yet determined whether the adoption of SFAS 123R will result in stock-based compensation charges that are similar to the current pro forma disclosures under SFAS 123.

3. Trade Accounts Receivable, net

Trade accounts receivable consist of the following:

	December 31,	
	2004	2003
Trade accounts receivable	**$77,910,655**	$40,081,737
Less: Sales returns and allowances	**(2,814,709)**	(2,092,942)
Allowance for doubtful accounts	**(528,000)**	(523,100)
Trade accounts receivable, net	**$74,567,946**	$37,465,695

4. Inventories, net

Inventories consist of the following:

	December 31,	
	2004	2003
Raw materials	**$ 2,199,352**	$ 1,775,488
Work in process	**4,160,583**	3,440,691
Finished goods	**4,289,435**	1,189,946
Total inventories	**$10,649,370**	$ 6,406,125

5. Fixed Assets, net

Fixed assets consist of the following:

	December 31,	
	2004	2003
Furniture and equipment	**$ 3,665,108**	$ 2,386,196
Computer software and hardware	**10,548,445**	8,617,067
Laboratory and manufacturing equipment	**12,662,199**	12,326,359
Leasehold improvements	**15,776,388**	10,675,350
Fixed assets, gross	**42,652,140**	34,004,972
Less accumulated depreciation	**(19,311,555)**	(16,163,616)
Fixed assets, net	**$ 23,340,585**	$ 17,841,356

The Company recorded depreciation expense of $4.3 million, $3.3 million and $2.1 million for the years ended December 31, 2004, 2003 and 2002, respectively.

6. Product Acquisition and Intangible Assets

As previously discussed, on March 8, 2004, the Company announced that it had entered into a product acquisition agreement and a finished product supply agreement with Aventis to acquire global rights to the *Azmacort* (triamcinolone acetonide) inhalation aerosol franchise. Under the terms of the Aventis Agreements, Kos paid Aventis approximately $206.1 million in cash and has agreed to pay a royalty on future sales of another version of the product to be developed, a chlorofluorocarbon ("CFC")-free product that was being developed by Aventis. Under the terms of the finished product supply agreement, Aventis has agreed to supply finished product to Kos for a period of five years. The purchase price has been allocated based on an estimate of the fair value of assets acquired and liabilities assumed:

Component	Estimated Value	Weighted Average Life
		(in years)
Developed and Core Technology	$154,429,211	10
Supply Contract	4,050,300	5
Trademark	2,341,000	Indefinite
Other Intangibles	241,000	5
In-process Research and Development	38,000,000	N/A
Inventory	7,000,000	N/A
Total	$206,061,511	

Notes to Consolidated Financial Statements *(continued)*

The $38.0 million value assigned to in-process research and development of the CFC-free product was recorded as a research and development expense in the accompanying Condensed Consolidated Statements of Operations during the quarter ended March 31, 2004 (the "In-process R&D Write-off"). The In-process R&D Write-off resulted in the Company also recording an approximately $14.4 million deferred tax benefit to account for the difference between the book and tax basis of accounting for this write-off.

The amount assigned to in-process technology was determined by identifying the specific in-process research and development projects that would be continued and for which (a) technological feasibility has not been established as of the acquisition date, (b) there was no alternative future use and (c) the fair value was estimable with reasonable reliability.

The acquired in-process research and development represents a single project, the hydrofluoroalkane ("HFA") formulation of *Azmacort*. The HFA formulation of *Azmacort* does not use a CFC-based propellant and, consequently, does not deplete the Ozone Layer. The Montreal Protocol on Substances that Deplete the Ozone Layer (the "Protocol") is an international treaty under which the production and consumption of ozone-depleting substances is being phased out worldwide. Under the Protocol, codified by the U.S. Congress into law in Title VI of the Clean Air Act, the production of CFCs in the U.S. was banned as of January 1, 1996, unless a specific exemption is approved annually by the international parties to the Protocol. In order to comply with the Clean Air Act and the Protocol, the U.S. will eventually need to phase out CFC-propelled metered dose inhalers.

The *Azmacort* HFA formulation had not achieved technological feasibility as of the transaction date. Among the technological matters to be resolved are: manufacturing controls and evidence of dose proportionality between the 75µg and 225µg formulations. If the technological and regulatory challenges are overcome, sales of the *Azmacort* HFA formulation could begin as early as 2009.

The fair value of all of the in-process research and development was determined using the "income approach." This method starts with a forecast of all of the expected future net cash flows associated with the in-process technology. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams, some of which are more certain than others. The risk-adjusted discount rate utilized in calculating the fair value of the *Azmacort* HFA formulation was 36%.

Intangible assets consist of the following:

	December 31, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed and Core Technology	**$154,429,211**	**$(10,337,175)**	**$144,092,036**
Supply Contract	**4,050,300**	**(607,800)**	**3,442,500**
Other Intangibles	**241,000**	**(37,656)**	**203,344**
Trademarks*	**2,341,000**	**—**	**2,341,000**
Total	**$161,061,511**	**$(10,982,631)**	**$150,078,880**

*Indefinite-lived intangible assets

The Company calculates amortization of intangible assets based on a straight-line method using estimated lives ranging from five to 22 years. The Company recorded $11.0 million of amortization expense related to its intangible assets during the year ended December 31, 2004. Amortization expense of intangible assets is estimated to be $14.6 million for each of the fiscal years from 2005 through 2008, and $14.0 million for 2009.

The Company does not allocate to cost of sales the amortization charges related to the developed and core technology intangible asset because such amortization is not clearly related to the production of the *Azmacort* product as it also pertains to components related to our ability to conduct further research and development, and market and sell the *Azmacort* product. Amortization charges related to the developed and core technology intangible asset were $10.3 million for the year ended December 31, 2004 and are included under "Selling, general and administrative" expenses in the accompanying Consolidated Statements of Operations.

7. Accrued Expenses

The components of accrued expenses are as follows:

	December 31,	
	2004	2003
Managed care rebates and chargebacks	**$ 49,998,035**	$18,189,658
Employee commissions and bonuses	**14,780,000**	8,008,725
Royalties	**13,811,276**	2,875,583
Employee vacations	**3,436,987**	2,690,128
All other	**22,871,907**	11,549,296
Total accrued expenses	**$104,898,205**	$43,313,390

8. Notes Payable to Shareholder

On December 19, 2002, the Company entered into an agreement with Michael Jaharis, Chairman Emeritus of the Company's Board of Directors and its principal shareholder, whereby Mr. Jaharis agreed to replace the previous $30 million credit facility extended to the Company on July 1, 1998 (which was to expire on December 31, 2002), with another facility expiring on June 30, 2008 (the "Additional Standby Facility"). In connection with this new credit arrangement, the Company granted to Mr. Jaharis non-detachable warrants to purchase 1,000,000 shares of the Company's Common Stock at an exercise price based on the market price of the Company's Common Stock on the date that the first draw under this facility occurs. The Company had no borrowings outstanding under the Additional Standby Facility as of December 31, 2004. Borrowings, when outstanding, will bear interest at the prime rate (5.25% as of December 31, 2004), and will be subject to the terms and conditions of borrowings made under the Supplemental Credit Facility, as defined below, which in addition to including standard and customary loan covenants and conditions, also includes the condition that the death of the lender shall not have occurred, that lender, his spouse, children and entities they control continue to own at least 40% of the Common Stock of the Company and that no material adverse change shall have occurred to the Company or its financial operations.

On September 1, 1999, the Company formally agreed to the terms of an additional $50 million facility initially entered into with Mr. Jaharis on October 7, 1998 (the "Supplemental Credit Facility"). On July 21, 2001, the Company replaced its existing $50 million promissory note payable to Mr. Jaharis with two $25 million promissory notes, one payable in the name of Mr. Jaharis and the other payable in the name of Mr. Jaharis' wife. With this promissory note replacement, all of Mr. Jaharis' existing rights and obligations under the Supplemental Credit Facility, with respect to one-half of the outstanding amount, were transferred to Mrs. Jaharis, and were subsequently transferred by Mrs. Jaharis to a limited partnership (the "Limited Partnership") that she controlled. All other terms and conditions of the Supplemental Credit Facility remained unchanged. Borrowings under the Supplemental Credit Facility were convertible at $4.91 per share and accrued interest at the prime rate. On November 25, 2003, in connection with an equity offering of the Company's Common Stock pursuant to an effective shelf registration statement, the Limited Partnership controlled by Mrs. Jaharis exercised its right to convert $6,137,500 of borrowings outstanding under the Supplemental Credit Facility into 1,250,000 shares of the Company's Common Stock. Those shares were then sold by the Limited Partnership as part of the equity offering. The Company did not receive any proceeds from such sale by the Limited Partnership controlled by Mrs. Jaharis. On December 31, 2003, all then outstanding borrowings under the Supplemental Credit Facility, which totaled $43,862,500 and bore interest at the prime rate, were converted into 8,933,299 shares of the Company's Common Stock. The Supplemental Credit Facility terminated as of December 31, 2003.

On December 21, 1999, Mr. Jaharis agreed to extend another $50 million loan to the Company (the "Standby Facility"). Borrowings made under the Standby Facility totaled $19 million as of December 31, 2004, are due June 30, 2005, and are also subject to most of the terms and conditions of borrowings made under the Supplemental Credit Facility. In addition to including standard and customary loan covenants and conditions, the Standby Facility includes the conditions that the death of the lender shall not have occurred, that lender, his spouse and children and entities they control continue to own at least 40% of the Common Stock of the Company and that no material adverse change shall have occurred to the Company or its financial operations. In lieu of a conversion feature, the Company granted to Mr. Jaharis non-detachable warrants to purchase 6,000,000 shares of the Company's Common Stock at $5.00 per share, which approximated the market value of the Company's Common Stock on the effective date of the Standby Facility. Mr. Jaharis exercised 2,000,000 and 200,000

Notes to Consolidated Financial Statements *(continued)*

warrants to purchase shares of the Company's Common Stock at $5.00 per share on October 13, 2004 and November 24, 2004, respectively. As of December 31, 2004, warrants to purchase 3,800,000 shares of the Company's Common Stock remained outstanding. The exercise of a significant number of the warrants issued under the Standby Facility will cause material dilution to existing shareholders of the Company.

As of December 31, 2004, all of the Company's assets were pledged as collateral for the Additional Standby Facility and the Standby Facility. On January 10, 2005, Mr. Jaharis gifted his rights and obligations under the Company's outstanding borrowings to his wife. All other terms and conditions of the Additional Standby Facility and the Standby Facility remain unchanged.

The Company recorded $1,209,000, $3,316,000 and $4,039,000 of interest expense for the years ended December 31, 2004, 2003 and 2002, respectively, related to its credit facilities with Mr. Jaharis and his transferees.

9. Income Taxes

The Company follows SFAS 109, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted tax rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to tax NOLs to the extent that realization of said benefits is more likely than not.

Through December 31, 2003, the Company had established a valuation allowance against its net deferred tax assets because there was not sufficient evidence to conclude that the Company would "more likely than not" realize all or a portion of such assets. Management currently believes, based on the Company's historical profitability and on its expected future profitability, that the Company will generate sufficient taxable income to realize its deferred tax assets prior to the expiration of most net operating loss carryforwards ("NOLs") and, therefore, that the Company will "more likely than not" realize most of its deferred tax assets.

As of December 31, 2004, the Company had deferred tax assets of approximately $58.7 million and a remaining valuation allowance of approximately $4.2 million. Under SFAS 109, the valuation allowance should be adjusted when a change in circumstances causes a change in judgment about the realizability of deferred tax assets. The portion of the valuation allowance related to NOLs expected to be utilized to offset estimated "ordinary" income in the current year is included in the computation of the estimated annual effective tax rate. The portion of the valuation allowance related to other deferred tax assets, including net operating losses expected to be utilized to offset ordinary income in future years, is reversed as of the date of the change in circumstances. For the year ended December 31, 2004, the $24.2 million benefit from income taxes in the accompanying Condensed Consolidated Statements of Operations includes the reversal of $71.2 million of valuation allowance, of which $67.3 million represents the portion reversed through the effective tax rate and $3.9 million relates to the reversal of valuation allowance on deferred tax assets to be realized through ordinary income in future years. The composition of the net deferred tax assets is as follows:

	December 31, 2004	December 31, 2003
Current:		
Reserves and accruals	**$21,193,085**	$ 9,958,726
Tax net operating loss carryforwards and credits	**11,972,768**	—
Intangible assets	**971,280**	—
Advance payment received on license agreement	**7,048,622**	5,705,542
Total Current	**41,185,755**	15,664,268
Non-current:		
Tax net operating loss carryforwards	**4,181,274**	57,891,594
Intangible assets	**15,348,930**	1,353,588
Property and equipment, principally due to depreciation	**(2,585,414)**	(1,097,220)
Other	**582,870**	—
Total Non-current	**17,527,660**	58,147,962
	58,713,415	73,812,230
Valuation allowance	**(4,181,415)**	(73,812,230)
	$54,532,000	$ —

Excluding the benefit resulting from the $71.2 million reversal of the valuation allowance, the Company recorded a provision for income taxes of $47.0 million for the year ended December 31, 2004. The $47.0 million provision for income taxes was made up of $43.1 million in federal income tax provision and $3.9 million in state income tax provision. The $43.1 million in federal income tax provision was composed of $68.5 million of current federal income tax provision, offset by $25.4 million of deferred federal income tax benefits. The $3.9 million in state income tax provision was composed of $6.0 million of current state income tax provision, offset by $2.1 million of deferred state income tax benefits. For the year ended December 31, 2003, prior to the reversal of the valuation allowance, the company recorded $2.9 million of income tax provision to reflect $1.3 million in federal alternative minimum tax and $1.6 million in state income tax liabilities that could not be offset by the Company's NOLs.

A reconciliation between the statutory federal income tax and the income tax expense (benefit) at the Company's effective rate for the years ended December 31, 2004, 2003 and 2002 is set forth below:

	December 31,		
	2004	2003	2002
Computed expected income tax based on statutory federal income tax rate	**$ 41,350,145**	$ 21,802,338	$(7,285,657)
State income taxes, net of federal benefit	**3,519,594**	2,614,495	(749,384)
Non-deductible expenses	**1,787,705**	2,928,564	1,133,120
Change in valuation allowance	**(69,630,815)**	(25,855,662)	6,901,921
Other	**(1,202,687)**	1,389,086	—
Provision for/(Benefit from) income taxes	**$(24,176,058)**	$ 2,878,821	$ —

As of December 31, 2004, the Company had available approximately $12.5 million of federal NOLs available to offset future federal taxable income and $152.9 million of state NOLs available to offset future state taxable income. These NOLs will expire between 2005 and 2021. In addition, the Company had $4.7 million of tax credits to offset future federal income tax. If Kos is unable to generate sufficient future taxable income through operating results, or if its estimates about future profitability change significantly, increases or decreases to the valuation allowance will be required through adjustments to income.

10. Major Customers

Sales to customers that were at least 10% of the Company's net sales are as follows:

	December 31,		
	2004	2003	2002
Customer A	**$184,788,262**	$ 94,496,344	$ 56,694,295
Customer B	**134,436,596**	75,371,320	38,504,032
Customer C	**83,482,589**	60,620,703	32,514,268
Total	**$402,707,447**	$230,488,367	$127,712,595

11. Selected Quarterly Financial Information (Unaudited)

The following table summarizes selected quarterly financial data of the Company for the years ended December 31, 2004 and 2003 *(in thousands, except per share data)*:

	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter	Full Year(1)
2004					
Revenues, net	**$ 94,268**	**$120,250**	**$131,876**	**$150,710**	**$497,104**
Cost of sales	**6,754**	**10,187**	**9,561**	**10,424**	**36,926**
Operating expenses(2)	**109,093**	**73,387**	**77,531**	**86,771**	**346,782**
Income/(loss) from operations	**(21,579)**	**36,676**	**44,784**	**53,515**	**113,396**
Net income(2)(3)	**8,048**	**38,501**	**42,746**	**53,024**	**142,319**
Basic income per share(4)	**$ 0.22**	**$ 1.03**	**$ 1.14**	**$ 1.34**	**$ 3.76**
Diluted income per share(4)	**0.17**	**0.83**	**0.94**	**1.15**	**3.13**

(continued)

Notes to Consolidated Financial Statements *(continued)*

	First Quarter(1)	Second Quarter	Third Quarter	Fourth Quarter	Full Year(1)
2003					
Revenues, net	$ 68,275	$ 64,851	$ 73,506	$ 87,276	$ 293,907
Cost of sales	4,242	4,468	5,144	6,185	20,038
Operating expenses	50,604	47,670	52,174	58,225	208,672
Income from operations	13,429	12,713	16,188	22,866	65,197
Net income	12,650	11,156	14,706	20,902	59,414
Basic income per share(4)	$ 0.61	$ 0.53	$ 0.68	$ 0.86	$ 2.71
Diluted income per share(4)	0.35	0.31	0.37	0.49	1.53

(1) Includes the impact of the change in estimate described in Note 2 which increased revenues, net income, and basic and diluted earnings per share by $11.1 million, $9.9 million, and $0.45 per share and $0.24 per share, respectively, for the year ended December 31, 2003.
(2) Includes the impact of the "In-process R&D Write-off." The In-process R&D Write-off resulted in the Company also recording an approximately $14.4 million deferred tax benefit to account for the difference between the book and tax basis of accounting for this write-off.
(3) Includes a benefit from income taxes resulting from the reversal of $71.2 million of valuation allowance, of which $67.3 million represents the portion reversed through the effective tax rate and $3.9 million relates to the reversal of valuation allowance on deferred tax assets to be realized through ordinary income in future years.
(4) Quarterly earnings per share are calculated on an individual basis and, because of rounding and changes in the weighted average shares outstanding during the year, the summation of each quarter may not equal the amount calculated for the year as a whole.

12. Commitments and Contingencies

Letter of Credit Facility: The Company is subject to the terms of an $18 million letter of credit facility with a bank (the "Letter of Credit Facility"). Under terms of the Letter of Credit Facility as of December 31, 2003, letters of credit outstanding could not exceed 90% of the Company's cash balance kept at such bank. During 2004, the terms of the Letter of Credit Facility were amended and a balance held in such bank was no longer required. As of December 31, 2004 and 2003, letters of credit outstanding totaled $15.4 million and $16.0 million, respectively. As of December 31, 2003, cash and cash equivalents of $17.8 million were pledged as collateral on such letters of credit.

Purchase Commitments: During the normal course of its business, the Company enters into short-term purchase commitments for the acquisition of goods and services needed to run its operations. As of December 31, 2004, the Company had open purchase commitments totaling $10.4 million.

Employment and Royalty Agreements: As of December 31, 2004, the Company had employment and/or royalty agreements with three of its current officers, including a deferred compensation agreement with one of its current officers providing for annual payments of not less than $400,000 per year for life upon the officer's retirement. The liability under this deferred compensation agreement is being accrued over the officer's remaining periods of employment so that, on the expected date of the officer's retirement, the then present value of the annual payments will have been accrued. Included in "Accrued expenses" as of December 31, 2004 and 2003, in the accompanying Consolidated Balance Sheets are $1.5 million and $1.0 million, respectively, related to this deferred compensation agreement. Salary and benefits expense recorded under the employment agreements totaled $2.8 million, $1.8 million and $1.6 million, during the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum payments under the employment agreements are as follows:

Year Ending December 31,	Amount
2005	$1,387,000
2006	1,409,000
2007	1,106,000
2008	934,000
2009	959,000
Thereafter	1,068,000
Total	$6,863,000

A royalty agreement with a former officer entitled the former officer to certain royalties not to exceed an aggregate of $4.0 million on sales of the Company's products. The aggregate maximum of royalty expense allowable under the agreement with the former officer was met during the year ended December 31, 2003. Royalty expenses from this royalty agreement during the years ended December 31, 2003 and 2002, were $0.4 million and $1.7 million, respectively, and are included in "Selling, general and administrative" in the accompanying Consolidated Statements of Operations. A royalty agreement with a current officer allows for certain royalties not to exceed an aggregate of $1.5 million on sales of future products. No royalties have been incurred pursuant to the royalty agreement with the current officer of the Company.

The Company is also subject to a royalty consideration on net sales of future products developed by IEP Pharmaceutical Devices, LLC (a wholly-owned subsidiary of Aeropharm Technology, LLC) utilizing technology acquired from IEP Group, Inc. (the "IEP Acquisition"). In accordance with the terms of the IEP Acquisition, the Company is required to make minimum annual royalty payments of $50,000 from 2002 through 2009.

Operating Lease Commitments: The Company has various operating leases that expire through 2014 for the rental of office space, laboratory facilities and vehicles. Future minimum commitments under these agreements are as follows:

Year Ending December 31,	Amount
2005	$ 8,049,000
2006	7,639,000
2007	5,923,000
2008	3,946,000
2009	3,187,000
Thereafter	14,683,000
Total	$43,427,000

As of December 31, 2004 and 2003, standby letters of credit of $2.9 million and $3.5 million, respectively, were outstanding under the Letter of Credit Facility in favor of the lessors as collateral for these leases provided to the Company.

Rent and other expenses incurred under the operating leases were $10.7 million, $7.4 million and $5.7 million, during the years ended December 31, 2004, 2003 and 2002, respectively.

Capital Lease Commitments: The Company is the lessee of certain equipment under a capital lease which expires in the year 2007. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and are included in the Company's fixed assets. The fixed assets of the Company include the following capital lease amounts:

	December 31,	
	2004	2003
Acquisition value	**$404,180**	$ 164,590
Accumulated depreciation	**(67,363)**	(137,144)
Capital leases, net	**$336,817**	$ 27,446

Assets acquired under capital leases are depreciated over the lesser of their estimated useful lives or the term of the lease. The Company recorded depreciation expense related to its capital leases of $95,000, $55,000 and $55,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Minimum future lease payments under capital leases as of December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$144,000
2006	144,000
2007	71,000
Total minimum lease payments	359,000
Less amount representing interest	(19,000)
Present value of net minimum lease payments	$340,000

Notes to Consolidated Financial Statements *(continued)*

The interest rate on capitalized leases outstanding as of December 31, 2004 was 4.25% and was based on the Company's incremental borrowing rate. Interest expense related to capital lease obligations was $8,400, $3,600 and $7,300 for the years ended December 31, 2004, 2003 and 2002, respectively.

Licensing Agreements: The Company has certain license agreements (the "License Agreements") with third parties (the "Licensees") for the development of future products. Under the License Agreements, the Company is required to make payments to the Licensees in order to secure exclusive rights to develop, manufacture, sell and/or sub-license future products developed through the License Agreements. In connection with the License Agreements and other licensing activities, the Company recorded licensing expense of approximately $0.5 million, $0.6 million and $0.3 million, for the years ended December 31, 2004, 2003 and 2002, respectively, and such expense is reflected in "Research and development" in the accompanying Consolidated Statements of Operations.

In order to maintain its rights under the License Agreements, the Company is required to pay certain future milestone payments and licensing fees. In the event that no milestone event occurs, the Company generally would not be required to make any milestone payment. The Company anticipates, based on the development efforts that have been conducted to date, that it will be required to make future minimum payments as follows:

Year Ending December 31,	Amount
2005	$155,000
2006	30,000
2007	30,000
2008	30,000
2009	30,000
Thereafter	200,000
Total	$475,000

In connection with one of these agreements, the Company is also subject to certain royalties on net sales of the *Niaspan* and *Advicor* products. The Company recorded $2.5 million of royalty expense from this agreement for each of the years ended December 31, 2004, 2003 and 2002. These royalty expenses are included in "Selling, general and administrative" in the accompanying Consolidated Statements of Operations.

Sponsored Research: The Company has on-going sponsored research agreements with certain organizations. Under the sponsored research agreement with Triad Pharmaceuticals, Inc. ("Triad"), a privately-held drug discovery and design pharmaceutical company focused on developing molecules for a variety of diseases, including orally active therapies for diabetes, cancer and cholesterol disorders, Triad has agreed to perform research on behalf of the Company relating to the design and synthesis of molecules to increase HDL (the "Field"). See Notes 15 and 16 to these Notes to Consolidated Financial Statements for more information regarding Triad. Under the sponsored research agreements with a research center and a university, the Company is primarily responsible for funding the projects, and the university or research center is responsible for providing personnel, equipment and facilities to conduct the research activities. Future minimum payments under the various sponsored research agreements are as follows:

Year Ending December 31,	Amount
2005	$1,028,000
2006	447,000
2007 and thereafter	—
Total	$1,475,000

The Company also funds, from time to time and at its sole discretion, other research programs conducted at other universities and research centers. Expenses recorded under the Company's sponsored research programs totaled approximately $2.0 million, $1.0 million and $0.9 million, during the years ended December 31, 2004, 2003 and 2002, respectively, and are reflected in "Research and development" in the accompanying Consolidated Statements of Operations.

Development Agreements: The Company has development agreements with various third parties (the "Development Agreements"). As dictated by the Development Agreements, the Company is responsible for funding all required development activities. In order to maintain its rights under the Development Agreements, the Company is required to pay certain future milestone payments and development fees. In the event that no milestone event occurs, the Company generally would not be required to make any milestone payment.

Expenses recorded under these and other development agreements totaled approximately $0.7 million, $0.3 million and $0.8 million, during the years ended December 31, 2004, 2003 and 2002, respectively, and are reflected in "Research and development" in the accompanying Consolidated Statements of Operations.

Contract Sales Organization: On December 17, 2001, the Company entered into an agreement with a contract sales organization (the "CSO"), whereby the CSO provided the Company with an approximately 150-person field sales organization for a two-year term beginning on January 1, 2002 (the "Contract Sales Force Agreement"). The Contract Sales Force Agreement complemented the Company's existing sales force. Under the terms of the Contract Sales Force Agreement, the Company will pay the CSO a royalty based on net sales of the Company's *Niaspan* and *Advicor* products during a five-year period beginning January 1, 2002. The royalty amounts payable to the CSO are subject to a cumulative minimum of $50 million over the term of the Contract Sales Force Agreement, not to exceed $65 million over such contract term. Royalty expenses recorded under the Contract Sales Force Agreement totaled approximately $16.9 million, $6.9 million and $3.2 million for the years ended December 31, 2004, 2003 and 2002 respectively, and are included in "Selling, general and administrative" in the accompanying Consolidated Statements of Operations. Through December 31, 2004, the Company had incurred approximately $28.6 million in royalties related to the Contract Sales Force Agreement.

Further, in 2002, the Company also granted the CSO warrants to purchase 150,000 shares of the Company's Common Stock at $32.79 per share, which approximated the market value of the Company's Common Stock on the effective date of the Contract Sales Force Agreement. The warrants vested equally over the two-year period during which the CSO provided services to the Company. In accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," the compensation cost associated with this warrant grant was initially measured at the date of issuance using the Black-Scholes valuation model. The compensation cost was then re-measured each reporting period using the then applicable valuation assumptions, for increases or decreases in the quoted market value of the shares of the Company's Common Stock through the last measurement date of December 31, 2003. The Company recorded compensation expense associated with this warrant grant of $1.8 million and $0.2 million for the years ended December 31, 2003 and 2002, respectively. Compensation expenses for the warrant grant are included in "Selling, general and administrative" in the accompanying Consolidated Statements of Operations.

Employee Benefit Plans: The Company's Internal Revenue Code Section 401(k) Plan, known as the Kos Savings Plan, became effective on January 1, 1994. Each full-time employee who has completed at least 90 days of service with the Company and has attained age 21 is eligible to make pre-tax elective deferral contributions each year not exceeding the lesser of a specified statutory amount or 25% of the employee's compensation for the year. Beginning in 1999, the Company began matching employee contributions to the Kos Savings Plan. The Company's matching contribution to the Kos Savings Plan is made in the form of shares of previously unissued Common Stock. The Company matches employee contributions up to 50% of an employee's 401(k) contribution, and not to exceed 3% of such employee's compensation for any given year. An employee is always 100% vested in the employee's elective deferral contributions to the Kos Savings Plan

Notes to Consolidated Financial Statements *(continued)*

and vests up to 100% in the Company matching contribution portion of such plan at 25% vesting per year of employment. The Company recorded $1.6 million, $1.1 million and $0.8 million in expenses related to its match of employee contributions to the Kos Savings Plan for the years ended December 31, 2004, 2003 and 2002, respectively, and are included in "Selling, general and administrative" in the accompanying Consolidated Statements of Operations.

On February 15, 1999, the Company implemented the Kos Pharmaceuticals, Inc. 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Purchase Plan, an eligible employee may purchase Common Stock at a 15% discount by contributing to the Stock Purchase Plan, through payroll deductions, up to 10% of such employee's annual compensation. Each employee's total contributions are limited to $25,000 per year. Employee payroll deductions are accumulated for six-month periods at the end of which shares of the Company's Common Stock are purchased under the Stock Purchase Plan. All full-time employees of the Company with at least 90 days of continuous service at the beginning of each six-month offering period are eligible to participate in that offering period. As of December 31, 2004, the Company had issued 620,228 shares of Common Stock under the Stock Purchase Plan and had 379,772 shares reserved for future issuance.

13. Shareholders' Equity (Deficit)

Preferred Stock: The Company is authorized to issue 10,000,000 shares of undesignated Preferred Stock. Such shares of Preferred Stock may be issued by the Company in the future, without shareholder approval, upon such terms as the Company's Board of Directors may determine.

Common Stock: In January 2002, the Securities and Exchange Commission declared effective a shelf registration statement (the "Shelf Registration") filed by the Company for the sale, from time to time, of up to $200 million of its Common Stock, Preferred Stock, stock options, warrants and other rights to purchase Common Stock or Preferred Stock. On October 10, 2003, the Company filed a new registration statement that covered the shares of the earlier Shelf Registration (the "Amended Shelf Registration") and which allowed the Limited Partnership to sell up to 1,500,000 shares of the Company's Common Stock in a public offering; and on October 31, 2003, the Company further amended the Amended Shelf Registration to register an aggregate of 1,350,000 shares of Company Common Stock held by a third party and the Company's Chairman. The Amended Shelf Registration was declared effective by the Securities and Exchange Commission on October 31, 2003. On November 25, 2003, the Company sold 3,750,000 shares of Common Stock and the Limited Partnership sold 1,250,000 shares of Common Stock (converted from the Supplemental Credit Facility) pursuant to the Amended Shelf Registration. On December 22, 2003, the Company sold an additional 650,000 shares of Common Stock and the Company's Chairman sold 100,000 shares of Common Stock to cover over-allotments as permitted in the Amended Shelf Registration. Net proceeds to the Company resulting from the sale of the 4,400,000 shares of Common Stock totaled $184.3 million. Proceeds from the offerings, other than the proceeds pertaining to the selling shareholders, are expected to be used to acquire other products or companies, to in-license complimentary products, to fund working capital needs and for general corporate purposes.

Stock Option Plan: During 1996, the Board of Directors of the Company adopted the Kos Pharmaceuticals, Inc. 1996 Stock Option Plan (the "Plan"). As of December 31, 2004, a maximum of 17,000,000 shares of Common Stock may be issued pursuant to stock options granted or to be granted under the Plan. All directors, officers, employees and certain related parties of the Company designated by the Board are eligible to receive options under the Plan. Options granted under the Plan vest over four years from the date of grant. The maximum term of any option is 10 years from the date of grant. All options expire within 30 days of termination of employment. The Plan is administered by a committee appointed by the Board of Directors of the Company.

Each outside director of the Company is granted an option to purchase 15,000 shares of Common Stock upon election to the Board, receives options to purchase 30,000 shares effective on each director's anniversary date and 10,000 shares effective on the date of the Company's Annual Shareholders' Meeting. The exercise price of such options is the fair market value of the underlying Common Stock on the date the option is granted. The Company considered the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") using the Black-Scholes method to approximate the related charge to expense for all options granted to outside directors through June 30, 2000. Subsequent to June 30, 2000, the Company adopted the provisions of FASB Interpretation No. 44, which allows grantors to account for options to outside directors under APB 25. The Company provides the required disclosures of pro forma net income (loss) and related per share amounts under the fair value method in Note 2 hereto in accordance with SFAS 123 as amended by SFAS 148. Assumptions used in the calculation of the fair value of employee stock options are as follows:

Grant Date	Volatility Rate	Risk-Free Interest Rate	Expected Dividends	Expected Term (Years)
2002	66.0%	4.20%	—	5
2003	61.0%	2.98%	—	5
2004	60.1%	3.15%	—	5

Based on calculations using the Black-Scholes option valuation model, the weighted average fair value of options granted was $25.45, $12.28 and $13.04 during the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004, the Company had outstanding options to purchase 10,107,814 shares of Common Stock to employees, consultants, management and directors. Detail of option activity is as follows:

		Exercise Prices	
	Number of Shares	Range	Weighted Average
Outstanding, December 31, 2001	4,701,882	$ 0.60–$36.50	$12.47
Granted	2,182,775	10.48– 27.21	21.64
Exercised	(196,132)	5.06– 22.22	8.45
Canceled	(143,703)	5.06– 30.91	19.33
Outstanding, December 31, 2002	6,544,822	0.60– 36.50	15.46
Granted	3,103,375	15.91– 44.15	21.87
Exercised	(1,229,416)	4.28– 34.10	11.09
Canceled	(330,514)	5.06– 34.10	19.89
Outstanding, December 31, 2003	8,088,267	0.60– 44.15	18.38
Granted	3,334,887	29.01– 50.71	47.26
Exercised	(1,068,168)	5.06– 34.10	14.46
Canceled	(247,172)	10.67– 50.20	30.14
Outstanding, December 31, 2004	**10,107,814**		

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding December 31, 2004**	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	**Number Exercisable December 31, 2004**	Weighted Average Exercise Price
$0.60	**300,000**	1.5 years	$ 0.60	**300,000**	$ 0.60
4.28 to 6.24	**298,483**	3.9 years	5.14	**298,483**	5.14
7.00 to 10.50	**86,825**	3.8 years	7.45	**86,075**	7.43
10.67 to 16.00	**1,029,140**	5.5 years	13.35	**817,882**	13.11
16.09 to 24.05	**4,402,114**	7.3 years	20.26	**1,933,774**	20.11
24.24 to 36.13	**891,789**	8.4 years	30.23	**290,139**	27.60
36.50 to 50.71	**3,099,463**	9.1 years	48.71	**236,250**	43.49
	10,107,814	7.5 years	$28.02	**3,962,603**	$17.73

Notes to Consolidated Financial Statements *(continued)*

At December 31, 2004, 2,918,695 shares remain reserved for issuance under the Plan, and options to purchase 3,962,603 shares of Common Stock were exercisable.

Restricted Common Stock Grant: On April 26, 2001, the Company entered into an employment agreement with one of its officers (the "April Employment Agreement"). Under the terms of the April Employment Agreement, the Company made a restricted grant to the officer of 66,668 shares of Common Stock, valued at $1.2 million, or $17.97 per share (the fair market of the Common Stock on the effective date of the agreement). The restricted stock grant vests 25% on each anniversary date of the April Employment Agreement. The Company recorded $0.3 million of compensation expense related to the April Employment Agreement for each of the years ended December 31, 2004, 2003 and 2002, and such expense is included in "Selling, general and administrative" in the accompanying Consolidated Statements of Operations.

14. Legal Proceedings

On January 23, 2002, the Company received notice from Barr Laboratories, Inc. ("Barr") that it had filed with the FDA an Abbreviated New Drug Application ("ANDA") that, if approved, would allow Barr to market a generic version of the Company's 1000 mg *Niaspan* product. As a result, on March 4, 2002, the Company filed a patent infringement lawsuit against Barr in the Southern District of New York ("SDNY"). On March 11, 2002, the Company filed an amended complaint. In this lawsuit, the Company asserted that Barr has infringed Kos' 6,080,428 and 6,129,930 patents. On March 25, 2002, Barr answered the amended complaint by denying that the '428 and '930 patents are valid and infringed, and seeking a declaratory judgment to that effect. On August 19, 2002, Barr amended its answer to add counterclaims requesting a declaratory judgment that two other patents owned by the Company, U.S. Patent Numbers 5,126,145 and 5,268,181, are not infringed, and that the '181 patent is invalid.

On July 9, 2002, the Company received notice from Barr that it had filed an ANDA with the FDA that would, if approved, allow Barr to market generic versions of the Company's 500 mg and 750 mg *Niaspan* products. On August 13, 2002, the Company filed a second patent infringement lawsuit against Barr also in the SDNY. Again, the Company asserted that Barr has infringed the '428 and '930 patents. On September 3, 2002, Barr answered the complaint by denying infringement and alleging that the patents are invalid. Barr also sought a declaratory judgment that the '428, '930, '145 and '181 patents are not infringed, and that the '428, '930 and '181 patents are invalid. The two cases were consolidated on September 23, 2002.

On September 30, 2002, the Company received notice from Barr that it had filed a Supplemental Paragraph IV Certification relating to the Company's 6,406,715 patent. The Company filed a third lawsuit on November 12, 2002, against Barr in the SDNY asserting infringement of this patent. On December 3, 2002, Barr answered the complaint by denying that the '715 patent is valid and infringed, and seeking a declaratory judgment of invalidity. Barr also sought a declaratory judgment that the '428, '930, '145 and '181 patents are not infringed, and that the '428, '930 and '181 patents are invalid. The third case was consolidated with the first two on January 23, 2003. On March 4, 2003, the Company replied to Barr's declaratory judgment counterclaims by denying that the Company's patents are invalid or not infringed. The Company also sought a declaratory judgment that one or more of Barr's products will infringe the '145 and '181 patents. On March 4, 2003, the Company replied to Barr's declaratory judgment counterclaims by denying that the Company's patents are invalid or not infringed. The Company also sought a declaratory judgment that one or more of Barr's products will infringe the '145 and '181 patents.

From January 21 through February 23, 2004, the Company received numerous notices from Barr that it had filed a Supplemental Paragraph IV Certification to each ANDA to provide for the 6,676,967 patent. On March 26, 2004, the Company filed a patent infringement lawsuit against Barr in the SDNY asserting infringement of this patent. On April 20, 2004 Barr answered the complaint by denying that the '967 patent is valid and infringed and seeking a declaratory judgment of invalidity and non-infringement. Barr also sought a declaratory judgment that the '715 patent is unenforceable; a declaratory judgment that the '145, '181, '428, '715 and '930 patents are invalid; and a declaratory judgment that the '145, '181, '428 and '930 patents are not infringed. The fourth case was consolidated with the first three on May 10, 2004.

From June 8, 2004 through July 19, 2004 the Company received numerous notices from Barr that Barr had filed a Supplemental Paragraph IV Certification to each ANDA to provide for the 6,746,691 patent. On September 3, 2004 Barr filed a complaint seeking a declaratory judgment of invalidity of the patent. On September 30, 2004, the Company answered the complaint by denying invalidity and counterclaiming for infringement and seeking a declaratory judgment of infringement. Barr replied on October 20, 2004, by denying infringement of any valid and enforceable claim of the patent. The fifth case was consolidated with the first four on September 21, 2004.

From November 22, 2004 through December 21, 2004 the Company received numerous notices from Barr that Barr had filed a Supplemental Paragraph IV Certification for each ANDA to provide for the 6,818,229 patent. The Company is currently evaluating the notices.

The Hatch-Waxman Act provides for an automatic stay of the FDA's authority to grant marketing approval to Barr that would otherwise give Barr the right to market its generic niacin product. This stay is currently set at 30 months and is scheduled to expire on March 30, 2005. Upon the expiration of the 30-month stay, the FDA could grant final approval to Barr and Barr could commence the distribution of its generic extended-release niacin products notwithstanding Kos' patents unless Kos were able to obtain an injunction prohibiting such activities by Barr. Kos believes that Barr may be taking certain actions to prepare for the distribution of its generic extended-release niacin products prior to resolution of the legal proceedings and that Barr could begin distributing such generic products as soon as March 30, 2005, although Kos has no way of knowing whether or when Barr might begin such distribution. On March 7, 2005, Kos sought a temporary restraining order and preliminary injunction preventing Barr from distributing its generic extended-release niacin products until the resolution of the pending litigation, however, there can be no assurance that such measures will be granted by the court. If Kos is not able to obtain such a restraining order and injunction, Barr could commence marketing and selling a generic alternative to Kos' *Niaspan* product as soon as the FDA gives final approval, which could occur as early as March 30, 2005. Although Kos could seek from Barr recovery of any damages that Kos sustains in connection with any distribution activities conducted by Barr of a product that infringes a valid and enforceable claim in Kos' patents, whether Kos is ultimately entitled to such damages would be determined by the court in connection with ongoing legal proceedings between Kos and Barr. If Barr were to commence selling a generic alternative to Kos' *Niaspan* product prior to the resolution of the ongoing legal proceedings between Kos and Barr, it would have a material adverse effect on Kos and its business, financial condition and results of operations, and could result in the termination of its marketing arrangements with Takeda and Oryx. In addition, Kos' previously issued guidance regarding its projected financial results for 2005 would no longer be accurate and Kos would have to revise such guidance.

On August 6, 2003, the Company filed a trademark infringement lawsuit against Andrx Corporation and Andrx Laboratories, Inc. ("Andrx") in the U.S. District Court for the District of New Jersey based on Andrx's use of the mark Altocor for its cholesterol product. In conjunction with its complaint, the Company also filed a Motion for Preliminary Injunction the same day. An Order denying the Motion for Preliminary Injunction was entered September 23, 2003. On May 24, 2004, the Third Circuit reversed the District Court's denial of the Company's Motion for Preliminary Injunction and directed the District Court to enter a Preliminary Injunction enjoining Andrx from using the mark Altocor. On June 10, 2004 the District Court entered a Consent Judgment permanently enjoining Andrx from using the mark Altocor effective August 15, 2004. The same day the District Court dismissed the trademark infringement lawsuit. In connection with the settlement, Andrx made a one-time settlement payment of $6.0 million dollars to the Company of which $2.0 million, representing a reimbursement of legal costs, was recorded as an offset to general and administrative expenses and $4.0 million was recorded as other income for the year ended December 31, 2004.

In addition, the Company is subject to the jurisdiction of various other federal regulatory and enforcement departments and agencies, such as the U.S. Department of Health and Human Services, the Federal Trade Commission and the Department of Justice. Individual states, acting through their attorneys general, have become

Notes to Consolidated Financial Statements *(continued)*

active as well, seeking to regulate the marketing of prescription drugs under state consumer protection and false advertising laws. These regulatory authorities have wide-ranging administrative powers to deal with any failure to comply with their ongoing regulatory oversight. These powers include withdrawal of a license approval previously granted, product recalls, seizure of products and other sanctions for non-compliance. Kos has recently learned that the Office of the Inspector General of the U.S. Department of Health and Human Services, in conjunction with the U.S. Department of Justice, is conducting an investigation of certain of Kos' sales practices but Kos has not been able to confirm the scope of the investigation. Kos has engaged outside counsel to assist it in conducting its own internal investigation of its sales practices but has not been able to reach any conclusions because of the preliminary and uncertain nature of the information of which it is currently aware. Regulatory sanction following a failure to comply with such ongoing regulatory oversight could have a material adverse effect on the Company's business, financial condition and results of operations. While the Company has compliance measures in place to maintain compliance with regulatory requirements, there can be no assurance that employees will not deviate from the Company's policies and legal requirements in such a way that it could have a material adverse effect on the Company.

From time to time, the Company is a party to other legal proceedings in the course of its business. The Company, however, does not expect such other legal proceedings to have a material adverse effect on its business or financial condition.

15. Other Related Party Transaction

The Company entered into a sponsored research agreement (the "Sponsored Research Agreement") and a related license agreement (the "License Agreement"), each dated November 8, 2004, with Triad, which is now controlled by a limited partnership (the "Triad Limited Partnership") formed by the wife of Michael Jaharis, the Company's founder and Chairman Emeritus of the Company's Board of Directors. At the time the agreements were executed, Mr. Jaharis directly controlled Triad. Under the Sponsored Research Agreement, Triad has agreed to perform research on behalf of the Company in the Field. The Sponsored Research Agreement has a two-year term ending September 30, 2005, subject to extension, and provides for total payments by the Company during the initial two-year term of $1.5 million. Triad commenced the sponsored research in 2003 in anticipation of the execution of the definitive agreements. The Company paid $0.2 million to Triad in 2003 and $0.9 million in 2004 in connection with the Sponsored Research Agreement. Under the License Agreement, Triad granted to the Company the right to obtain exclusive, worldwide, royalty-bearing rights to all intellectual property in the Field developed during the term of the Sponsored Research Agreement that ultimately is embodied in a patent claim, and non-exclusive rights to all other intellectual property in the Field developed during the term of the Sponsored Research Agreement (e.g., methods, processes, trade secrets and technical data) that is not otherwise the subject of, or embodied in, a patent claim. During the term of the Sponsored Research Agreement, Triad may not use the non-exclusive intellectual property in the Field for commercial purposes. Following termination of the Sponsored Research Agreement, Triad will pay to the Company royalties on income earned by Triad from the commercialization of any such non-exclusive intellectual property within the Field. Triad conducts the sponsored research on behalf of the Company pursuant to its sponsored research and license agreements with Tufts University. See Note 16 for more information regarding Triad.

Christopher P. Kiritsy, the Executive Vice President, Corporate Development and CFO of the Company, has served as a member of the Board of Directors of Triad since 1999 as the designee of Mr. Jaharis and receives $10,000 from Mr. Jaharis annually for serving in such capacity. In 1999, while serving as Director of Business Planning at the Company, a non-executive officer position, and before the Company conducted business with Triad, Mr. Kiritsy acted as advisor to Mr. Jaharis in connection with his initial investment in Triad and received $75,000 from Mr. Jaharis for such services.

16. Subsequent Events

On January 10, 2005, Mr. Jaharis gifted his rights and obligations under the Company's outstanding borrowings to his wife. All other terms and conditions of the outstanding borrowings remain unchanged.

On February 1, 2005, the Company consummated $4 million of a proposed aggregate $8 million investment in Triad through the purchase of shares of a new series of convertible preferred stock of Triad (the "Series F Preferred Stock"). Subject to the satisfaction of certain conditions, including Triad achieving certain agreed-upon milestones relating to its research and development activities by August 1, 2006, the Company will purchase an additional $4 million of Series F Preferred Stock. The investment is part of a $16.0 million round of financing for Triad, with the remaining $8.0 million being provided by the Triad Limited Partnership under similar terms and conditions as the Company's investment. Assuming consummation of the second $4 million investment, the Company would own approximately 27% and the Triad Limited Partnership would own or have the right to vote approximately 48% of the outstanding common stock of Triad on a fully diluted basis. Under the agreements related to the investment, the Company is entitled to designate three persons, and the Triad Limited Partnership is entitled to designate seven persons, to Triad's 13-member Board of Directors. Adrian Adams, the President and Chief Executive Officer of the Company, has been appointed by the Company to the Triad Board of Directors and has been elected by the directors of Triad as Chairman. The Company will appoint two additional persons to the Triad Board at a later date. Michael Jaharis, Steven Jaharis and Kevin T. Ferro, directors of Kos, have been appointed by the Triad Limited Partnership to the Triad Board of Directors.

In connection with the closing of the investment in Triad, on February 1, 2005, Mr. Kiritsy accepted the position of President and Chief Executive Officer of Triad and has notified the Company that he will be resigning as Executive Vice President, Corporate Development and CFO after his successor as CFO at the Company is found, which is expected to occur during the second quarter of 2005. Additionally, pursuant to pre-existing contractual arrangements, Mr. Kiritsy acquired directly from Mrs. Jaharis approximately 1% of the outstanding Triad stock on an "as converted" basis, representing all of her remaining ownership interest in Triad. Mr. Kiritsy has also received options to purchase 243,600 shares of Triad common stock under the Triad option plan. The Triad stock currently owned by Mr. Kiritsy and the Triad stock issuable upon exercise of options granted to Mr. Kiritsy are subject to voting agreements in favor of the Triad Limited Partnership and Triad, respectively.

On February 15, 2005, the Company was informed by Aventis that it intends, by March 31, 2005, to close on a transaction to sell the manufacturing plant where the *Azmacort* product is manufactured to a third party.

Kos has recently learned that the Office of the Inspector General of the U.S. Department of Health and Human Services, in conjunction with the U.S. Department of Justice, is conducting an investigation of certain of Kos' sales practices but Kos has not been able to confirm the scope of the investigation. Kos has engaged outside counsel to assist it in conducting its own internal investigation of its sales practices but has not been able to reach any conclusions because of the preliminary and uncertain nature of the information of which it is currently aware. Regulatory sanction following a failure to comply with such ongoing regulatory oversight could have a material adverse effect on the Company's business, financial condition and results of operations.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Kos Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Kos Pharmaceuticals, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kos Pharmaceuticals, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Kos Pharmaceuticals Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2004 which expressed an unqualified opinion thereon.

Ernst & Young LLP

Certified Public Accountants
Miami, Florida,
March 2, 2005

Corporate Information

Corporate Headquarters
1 Cedar Brook Drive
Cranbury, New Jersey 08512-3618
(609) 495-0500

Shareholder Information
Shareholder information and a copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained free of charge by contacting the Company at (609) 495-0500 or by visiting the Company's website at www.kospharm.com

Investor Relations
Constance Bienfait
(954) 331-3760

Transfer Agent
American Stock Transfer & Trust Company
Shareholder Relations Department
59 Maiden Lane
New York, New York 10038
(800) 937-5449

Independent Accountants
Ernst & Young LLP
200 South Biscayne Boulevard
Suite 3900
Miami, Florida 33131

Corporate Counsel
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131-5441

Annual Meeting
The Annual Meeting of Shareholders will be held on Thursday, April 28, 2005, at 10:00 a.m. local time, at Kos' Corporate Headquarters in Cranbury, New Jersey.

Board of Directors
Michael Jaharis
Chairman Emeritus

Daniel M. Bell
Chairman of the Board

Robert E. Baldini
Vice Chairman of the Board

Adrian Adams
President and Chief Executive Officer

John Brademas, Ph.D.
President Emeritus of New York University

Kevin T. Ferro
Chief Executive Officer, Ferro Capital, LLC

Steven Jaharis, M.D.
Family Practitioner, Winnetka Family Medicine

Nicolaos E. Madias, M.D.
Chairman of the Department of Medicine, Caritas St. Elizabeth's Medical Center; Professor of Medicine, Tufts University School of Medicine

Mark Novitch, M.D.
Director

William D. Pruitt
Director

Frederick B. Whittemore
Advisory Director, Morgan Stanley

Officers & Senior Management
Adrian Adams
President and Chief Executive Officer

Richard A. King
Executive Vice President, Commercial Operations

Christopher P. Kiritsy
Executive Vice President, Corporate Development and Chief Financial Officer

Andrew I. Koven
Executive Vice President, General Counsel and Corporate Secretary

Mark E. McGovern, M.D., FACC, FACP
Executive Vice President, Chief Medical Officer

Ralf H. Rosskamp, M.D.
Executive Vice President, Research and Development

Marvin F. Blanford, Pharm.D.
Senior Vice President, Drug Regulatory, Safety and Compliance

Juan F. Rodriguez
Senior Vice President, Controller and Corporate Administration

Susan E. Taylor
Senior Vice President, Human Resources

Akwete (Lex) Adjei, Ph.D.
Vice President, Aerosol Research and Development

Daiva R. Bajorunas, M.D.
Vice President, Product Realization

Suzanne Balandis, Pharm.D.
Vice President, Safety & Surveillance and Drug Information Services

Aaron D. Berg
Vice President, Marketing

Eugenio A. Cefali, Pharm.D., Ph.D.
Vice President, Lead Optimization

Anthony J. Cutie, Ph.D.
Vice President, Aerosol Business Development

Perry A. Genova, Ph.D.
Vice President, Biomedical Engineering

David L. Heatherman
Vice President, Managed Care

Sundar Kodiyalam
Vice President, Business Development and Licensing

Christopher J. Rieder
Vice President, Information Technology

James F. Tanguay
Vice President, Technical Operations

Michael L. Tilbury
Vice President, Sales

Kos' shares trade on The Nasdaq Stock Market® under the symbol KOSP.

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os Pharmaceuticals, Inc.

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anbury, New Jersey 08512-3618

hone: 609-495-0500

ax: 609-495-0920

www.kospharm.com

Rx

Prescription for Success